Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2025 and 2024 and for the three years ended

December 31, 2025

 Kenon Holdings Ltd.

Consolidated Financial Statements
as of December 31, 2025 and 2024 and for the three years ended December 31, 2025

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2025.

In our opinion:

(a)    the financial statements set out on pages F-8 to F-89 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2025 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act 1967 (the Act), and Singapore Financial Reporting Standards; and

(b)    at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen Robert L. Rosen
Audrey Low Wan-Li (Appointed on January 1, 2026)

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and children of less than 18 years of age) in shares, debentures, warrants and share options of the Company and of related corporations (other than wholly-owned subsidiaries) are as follows

Name of director and corporation in which interests are held	Shareholdings registered in the name of director, spouse, children or nominees
	Holdings at beginning of the year	Holdings at end of the year
Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	19,539	15,397

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	22,645	24,754

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	21,345	23,454

Robert L. Rosen
Kenon Holdings Ltd. - Ordinary shares	40,532	27,832

Nathan Scott Fine
Kenon Holdings Ltd. - Ordinary shares	3,744	5,347

Directors’ interests (Cont’d)

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or at the end of the financial year.

Neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share-based Compensation Plan

The Kenon Holdings Ltd. Share Incentive Plan 2014 (the “SIP 2014”) authorises the directors of the Company to offer and grant awards of fully paid-up shares, free of payment, in accordance with the provisions of the SIP 2014 and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be delivered pursuant to the vesting of awards under the SIP 2014.

Directors of the Company are eligible to participate in the SIP 2014.

Share options

During the financial year, there were:

(i)          no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)          no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ Cyril Pierre-Jean Ducau
Cyril Pierre-Jean Ducau
Director

/s/ Robert L. Rosen
Robert L. Rosen
Director

April 17, 2026

KPMG LLP	Telephone	+65 6213 3388
12 Marina View #15-01	Fax	+65 6225 0984
Asia Square Tower 2	Internet	www.kpmg.com.sg
Singapore 018961

Independent auditors’ report

Members of the Company
Kenon Holdings Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Kenon Holdings Ltd. (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2025, the consolidated statement of profit and loss and consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including a summary of material accounting policy information, as set out on pages F-8 to F-89.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act 1967 (‘the Act’) and Financial Reporting Standards in Singapore (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2025 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (‘SSAs’). Our responsibilities under those standards are further described in the ‘Auditors’ responsibilities for the audit of the financial statements’ section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’), as applicable to audits of financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the financial statements of public interest entities in Singapore. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act 2005 and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Kenon Holdings Ltd.
Independent auditors’ report
Year ended 31 December 2025

Impairment assessment of goodwill arising from the acquisition of Gat power plant
The key audit matter	How the matter was addressed in our audit

As discussed in Notes 3.G and 12.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2025, the Company’s goodwill of $69 million, arising from the acquisition of the Gat power plant in fiscal 2023, is primarily assigned to the activities of the Rotem, Hadera, and Gat power stations in Israel (OPC Power Plants CGU) within the OPC Power Plants segment. The recoverable amount of the OPC Power Plants CGU is determined using discounted expected future cash flows for the Rotem power station, which is the principal power station of the OPC Power Plants CGU. The discount rate and Generation Component used in the discounted expected future cash flows are determined by external professionals with specialized skills and knowledge. An impairment loss is recognized if the carrying value of the OPC Power Plants CGU exceeds its estimated recoverable amount.

We identified the evaluation of the impairment assessment of the goodwill for the OPC Power Plants CGU as a key audit matter. Specifically, a high degree of auditor judgment was required to evaluate the discount rate and the Generation Component used in the discounted expected future cash flows for the Rotem power station. Additionally, the audit effort associated with evaluating the discount rate and the Generation Component required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of the OPC Power Plants CGU, including the controls related to the discount rate and the Generation Component used in the discounted expected future cash flows for the Rotem power station. We involved valuation professionals with specialized skills and knowledge who assisted in 1) evaluating the discount rate by comparing it against an independently developed range of discount rates using inputs from publicly available information, 2) assessing the reasonableness of the significant assumptions used in developing the Generation Component by comparing these significant assumptions to publicly available information, and 3) performing sensitivity analyses over the discount rate and the Generation Component to assess their impact on the Company’s determination of whether an impairment loss had occurred.

Evaluation of determination of effective control
The key audit matter	How the matter was addressed in our audit

As discussed in Notes 3.B(7) and 10.8 to the consolidated financial statements, the Company consolidates the financial statements of OPC Energy Ltd. (OPC) despite the lack of majority of voting power at the general meetings of OPC. In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then control is exercised, and the Company consolidates the entity based on effective control. The assessment of whether the Company has effective control over an entity involves management’s judgment and analysis and considers factors such as the amount of those voting rights relative to the amount and dispersion of other vote holders, potential voting rights held by the Company and other shareholders or parties, rights arising from other contractual arrangements, and any additional facts and circumstances that may indicate that the Company has, or does not have, the ability to direct the relevant activities when decisions need to be made, inclusive of voting results observed at previous meetings of shareholders.

We identified the evaluation of the Company’s determination of whether they have effective control over OPC as a key audit matter. Subjective auditor judgment was required to evaluate the Company’s conclusion regarding effective control because they hold less than a majority of voting power in OPC.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the consolidation process, including a control over the Company’s determination of whether they have effective control over OPC. We evaluated the Company’s determination of effective control over OPC by comparing the Company’s analysis to relevant accounting guidance. We also read the legal analysis received directly from the Company’s external legal counsel as to whether the Company maintained effective control over OPC under the Israeli law and evaluated the implications of this analysis on the Company’s conclusion. We assessed the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings, and the voting results of shareholders by inspecting articles of association of the board of directors and shareholder meeting minutes.

Other information

Management is responsible for the other information contained in the annual report. Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Eugene Yeung Sihe.

KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 17, 2026

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2025 and 2024

		As at December 31,
		2025	2024
	Note	$ Thousands

Current assets
Cash and cash equivalents	6	1,478,339	1,015,851
Trade receivables		136,970	80,403
Short-term derivative instruments		15,410	54
Other investments	7	107,313	142,619
Other current assets	25	65,128	23,758
Total current assets		1,803,160	1,262,685

Non-current assets
Investment in OPC's equity-accounted investees	8	1,625,683	1,458,625
Long-term restricted cash		163,651	16,444
Long-term derivative instruments	28	13,042	27,676
Deferred taxes	23	9,925	2,733
Property, plant and equipment, net	11	1,372,443	1,156,217
Intangible assets, net	12	83,459	71,809
Long-term prepaid expenses and other non-current assets	13	108,248	41,595
Right-of-use assets, net	16	200,527	175,457
Total non-current assets		3,576,978	2,950,556

Total assets		5,380,138	4,213,241

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2025 and 2024, continued

		As at December 31,
		2025	2024
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	14	117,441	84,519
Trade and other payables	15	245,057	93,991
Short-term derivative instruments	27	94	317
Current maturities of lease liabilities		2,606	4,016
Total current liabilities		365,198	182,843

Non-current liabilities
Long-term loans from banks and others	14	1,142,116	726,625
Debentures	14	509,587	455,955
Deferred taxes	23	162,570	147,714
Other non-current liabilities	15	7,621	31,536
Long-term derivative instruments		787	-
Long-term lease liabilities		7,553	9,027
Total non-current liabilities		1,830,234	1,370,857

Total liabilities		2,195,432	1,553,700

Equity	18
Share capital		50,134	50,134
Translation reserve		36,203	2,620
Capital reserve		47,721	63,954
Accumulated profit		1,454,486	1,491,197
Equity attributable to owners of the Company		1,588,544	1,607,905
Non-controlling interests		1,596,162	1,051,636
Total equity		3,184,706	2,659,541

Total liabilities and equity		5,380,138	4,213,241

/s/ Cyril Pierre-Jean Ducau	/s/ Robert L. Rosen	/s/ Deepa Joseph
Cyril Pierre-Jean Ducau	Robert L. Rosen	Deepa Joseph
Chairman of Board of Directors	CEO	CFO

Approval date of the consolidated financial statements: April 17, 2026

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
	Note	$ Thousands
Revenue	19	871,929	751,304	691,796
Cost of sales and services (excluding depreciation and amortization)	20	(657,835)	(521,877)	(494,312)
Depreciation and amortization		(67,272)	(85,640)	(78,025)
Gross profit		146,822	143,787	119,459
Selling, general and administrative expenses	21	(120,381)	(95,949)	(84,715)
Other income/(expenses), net		35,907	(333)	7,819
Operating profit		62,348	47,505	42,563
Financing expenses	22	(86,785)	(115,247)	(66,333)
Financing income	22	49,346	46,934	39,361
Financing expenses, net		(37,439)	(68,313)	(26,972)

Gain on loss of control in the CPV Renewable	10	-	69,307	-
Share in profit of OPC's equity-accounted investees, net	8	151,599	44,825	65,566
Profit before income taxes		176,508	93,324	81,157
Income tax expense	23	(28,244)	(40,552)	(25,199)
Profit for the year from continuing operations		148,264	52,772	55,958
Profit/(loss) for the year from divestment of ZIM	4	-	581,315	(266,906)
Profit/(loss) for the year		148,264	634,087	(210,948)

Attributable to:
Kenon’s shareholders		66,274	597,673	(235,978)
Non-controlling interests		81,990	36,414	25,030
Profit/(loss) for the year		148,264	634,087	(210,948)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	24
Basic/diluted profit/(loss) per share		1.27	11.34	(4.42)
Basic/diluted profit per share from continuing operations		1.27	0.31	0.58
Basic/diluted profit/(loss) per share from divestment of ZIM		-	11.03	(5.00)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

	For the year ended December 31,
	2025	2024	2023
	$ Thousands

Profit/(loss) for the year	148,264	634,087	(210,948)

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	76,182	(9,776)	(10,068)
Reclassification of foreign currency translation differences on sale of associate	-	11,916	-
Group’s share in other comprehensive income of associated companies	(61,492)	5,002	(15,905)
Effective portion of change in the fair value of cash-flow hedges	(1,713)	11,534	(11,027)
Change in fair value of other investments at FVOCI	3,745	5,622	6,773
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(17)	(41)	(1,433)
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(1,695)	(2,963)	(5,474)
Income taxes in respect of components of other comprehensive income	8,687	(1,383)	1,552
Total other comprehensive income for the year	23,697	19,911	(35,582)
Total comprehensive income for the year	171,961	653,998	(246,530)

Attributable to:
Kenon’s shareholders	82,590	614,750	(246,936)
Non-controlling interests	89,371	39,248	406
Total comprehensive income for the year	171,961	653,998	(246,530)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2025		50,134	2,620	63,954	1,491,197	1,607,905	1,051,636	2,659,541
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	18	-	-	-	(250,096)	(250,096)	(17,840)	(267,936)
Share-based payment transactions		-	-	1,034	-	1,034	1,065	2,099
Own shares acquired	18	-	-	-	(9,606)	(9,606)	-	(9,606)
Total contributions by and distributions to owners		-	-	1,034	(259,702)	(258,668)	(16,775)	(275,443)

Changes in ownership interests in subsidiaries
Dilution of investment in subsidiary	10	-	-	-	156,717	156,717	36,478	193,195
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	420,700	420,700
Other		-	-	-	-	-	14,752	14,752
Total changes in ownership interests in subsidiaries		-	-	-	156,717	156,717	471,930	628,647

Total comprehensive income for the year
Net profit for the year		-	-	-	66,274	66,274	81,990	148,264
Other comprehensive income for the year, net of tax		-	33,583	(17,267)	-	16,316	7,381	23,697
Total comprehensive income for the year		-	33,583	(17,267)	66,274	82,590	89,371	171,961

Balance at December 31, 2025		50,134	36,203	47,721	1,454,486	1,588,544	1,596,162	3,184,706

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2024		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	18	-	-	-	(200,551)	(200,551)	-	(200,551)
Share-based payment transactions		-	-	(15,021)	16,240	1,219	1,035	2,254
Own shares acquired	18	-	-	-	(10,715)	(10,715)	-	(10,715)
Total contributions by and distributions to owners		-	-	(15,021)	(195,026)	(210,047)	1,035	(209,012)

Changes in ownership interests in subsidiaries
Dilution of investment in subsidiary	10	-	-	-	(107)	(107)	99,171	99,064
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	47,360	47,360
Other		-	-	-	-	-	(2,093)	(2,093)
Total changes in ownership interests in subsidiaries		-	-	-	(107)	(107)	144,438	144,331

Total comprehensive income for the year
Net profit for the year		-	-	-	597,673	597,673	36,414	634,087
Other comprehensive income for the year, net of tax		-	6,278	9,183	1,616	17,077	2,834	19,911
Total comprehensive income for the year		-	6,278	9,183	599,289	614,750	39,248	653,998

Balance at December 31, 2024		50,134	2,620	63,954	1,491,197	1,607,905	1,051,636	2,659,541

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2023		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	18	-	-	-	(150,365)	(150,365)	-	(150,365)
Share-based payment transactions		-	-	4,753	-	4,753	1,386	6,139
Own shares acquired	18	-	-	-	(28,130)	(28,130)	-	(28,130)
Total contributions by and distributions to owners		-	-	4,753	(178,495)	(173,742)	1,386	(172,356)

Changes in ownership interests in subsidiaries
Acquisition of shares of subsidiary from holders of rights not conferring control	10	-	-	25,502	-	25,502	103,812	129,314
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	63,878	63,878
Total changes in ownership interests in subsidiaries		-	-	25,502	-	25,502	167,690	193,192

Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	(235,978)	(235,978)	25,030	(210,948)
Other comprehensive income for the year, net of tax		-	(4,864)	(3,016)	(3,078)	(10,958)	(24,624)	(35,582)
Total comprehensive income for the year		-	(4,864)	(3,016)	(239,056)	(246,936)	406	(246,530)

Balance at December 31, 2023		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
	Note	$ Thousands

Cash flows from operating activities
Profit for the year		148,264	634,087	(210,948)
Adjustments:
Depreciation and amortization		72,415	93,437	90,939
Financing expenses, net	22	37,439	68,313	26,972
Share in profit of OPC's equity-accounted investees, net	8	(151,599)	(44,825)	(65,566)
(Gain)/loss for the year from divestment of ZIM	5	-	(581,315)	266,906
Gain on loss of control in the CPV Renewable	10	-	(69,307)	-
Share-based payments		43,285	9,697	(1,547)
Other expenses, net		4,177	15,056	4,461
Income taxes		28,244	40,552	25,199
		182,225	165,695	136,416
Change in trade and other receivables		(67,455)	(17,013)	(2,932)
Change in trade and other payables		74,040	4,742	(9,514)
Cash generated from operating activities		188,810	153,424	123,970
Net dividends received from
- ZIM		-	66,266	151,048
- OPC’s equity-accounted investees		100,359	63,587	3,624
Income taxes paid, net		(5,376)	(18,196)	(1,854)
Net cash provided by operating activities		283,793	265,081	276,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		(41)	(2,211)	49,827
Short-term collaterals deposits, net		-	3,570	29,864
Investment in long-term deposits, net		(145,298)	-	154
Investments in equity-accounted investees, less cash acquired		(291,823)	(201,156)	(7,619)
Acquisition of subsidiary, less cash acquired	10	(58,267)	-	(327,108)
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses		(116,406)	(340,667)	(332,117)
Proceeds from sales of interest in ZIM	5	-	500,995	-
Proceeds from gain on loss of control in the CPV Renewable	10	11,523	35,692	-
Proceeds from distribution from equity-accounted investees		45,288	25,512	3,000
Proceeds from sale of subsidiary, net of cash disposed off		-	2,625	2,000
Proceeds from sale of subsidiary without loss of control	10	103,603	-	-
Proceeds from sale of other investments		41,126	82,496	193,698
Purchase of other investments		-	-	(50,000)
Long-term loan to an associate		-	-	(23,950)
Interest received		44,050	27,584	27,968
Proceeds from transactions in derivatives, net		4,299	1,412	2,047
Net cash (used in)/provided by investing activities		(361,946)	135,852	(432,236)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities		(202,457)	(531,055)	(167,769)
Proceeds from/(repayment of) short-term credit from banks and others, net		4,138	(55,273)	62,187
Proceeds from Veridis transaction	10	-	-	129,181
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	10	524,548	99,064	-
Investments from holders of non-controlling interests in equity of subsidiary		-	48,724	63,878
Tax Equity Investment	17	-	40,863	82,405
Receipt of long-term loans, net		352,839	532,019	371,939
Proceeds from derivative financial instruments, net		5,251	2,105	2,385
Repurchase of own shares		(9,607)	(10,715)	(28,130)
Cash distribution and dividends paid	18	(267,940)	(200,551)	(150,362)
Proceeds from issuance of debentures, less issuance expenses	14	151,772	52,349	-
Interest paid		(52,787)	(61,615)	(41,135)
Net cash provided by/(used in) financing activities		505,757	(84,085)	324,579

Increase in cash and cash equivalents		427,604	316,848	169,131
Cash and cash equivalents at beginning of the year		1,015,851	696,838	535,171
Effect of exchange rate fluctuations on balances of cash and cash equivalents		34,884	2,165	(7,464)
Cash and cash equivalents at end of the year		1,478,339	1,015,851	696,838

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from its former parent company, Israel Corporation Ltd. (“IC”). The Company serves as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Definitions

In these consolidated financial statements -

1.	Subsidiaries – companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2.	Associates – companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3.	Investee companies – subsidiaries and/or equity-accounted investees and/or long-term investment (Qoros).

4.	Related parties – within the meaning thereof in Singapore Financial Reporting Standards 24 Related Parties.

OPC Energy Ltd. (“OPC”)

OPC is a subsidiary of the Group and is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and

iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 17, 2026.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (“$”), which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•          Deferred tax assets and liabilities

•          Derivative instruments

•          Assets and liabilities in respect of employee benefits

•          Investments in equity-accounted investees

•          Long-term investment (Qoros)

For additional information regarding measurement of these assets and liabilities – see Note 3 Material Accounting Policies.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
1.	Allocation of acquisition costs

The Group makes estimates with respect to allocation of excess consideration related to business combination, tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in equity-accounted investees, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 10 for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 9, as of December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option. The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 9 for further details.

3.	Recoverable amount of cash-generating unit that includes goodwill

Each year, the Group calculates the recoverable amount of a cash-generating unit to which a goodwill balance has been allocated, based, among other things, on the discounted expected cash flows.

Furthermore, on each reporting date, the Group assesses whether there are indications of impairment of non-financial assets and/or cash-generating units, specifically property, plant & equipment, and investments in associates, and where necessary calculates the recoverable amount of those assets/investments.

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 12.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

E.	The War in Israel

On October 7, 2023, the War broke out in Israel. The War has led to consequences and restrictions that have affected the Israeli economy, which include, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, which also includes a uncertainty as to the War’s impact on macroeconomic factors in Israel and on the financial position of the State of Israel, including potential adverse effects on the credit rating of the State of Israel and Israeli financial institutions.

On February 28, 2026, major military conflict erupted between Israel, US forces, and Iran, reaching other Middle Eastern countries ("the War"). Air routes in Israel were suspended, a nationwide state of emergency declared, public activities restricted, and reserves mobilized. These events have introduced uncertainty and may weaken Israel’s economy, affecting OPC’s operations, suppliers, customers, capital access, and financing costs.

During the War, all gas rigs except Tamar were shut down. Tamar alone currently supplies OPC’s gas needs, though at higher cost. OPC has shifted some power plants to diesel and is preparing for further disruptions. Demand has dropped, customer impact is unclear, and force majeure notices have resulted in limited workforce and expert availability at Israeli sites. As the situation continues, the full effects on the Group remain uncertain as of the report approval date.

There is significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on OPC, nor is it possible to assess the magnitude of the War’s effect on OPC and its results of operations, if any, in the short and medium term.

Note 3 – Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted new standards which are effective from January 1, 2025, but they do not have a material effect on the Group’s consolidated financial statements.

B.	Basis for consolidation/combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and is measured in succeeding periods based on its cost less accrued losses from impairment of value.

Note 3 – Material Accounting Policies (Cont’d)

For purposes of examining impairment of value, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are examined for purposes of assessment of impairment of their value every year or more frequently where there are signs indicating a possible impairment of value of the unit, as stated. Where the recoverable amount of a cash‑generating unit is less than the carrying value in the books of that cash‑generating unit, the loss from impairment of value is allocated first to reduction of the carrying value in the books of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the loss from impairment of value, if any, is allocated to other assets of the cash‑generating unit, in proportion to their carrying values in the books. A loss from impairment of value of goodwill is not reversed in subsequent periods.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Note 3 – Material Accounting Policies (Cont’d)

(4)	Investments in equity-accounted investees

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

The Group has investments in equity-accounted investees whose holding stake therein exceeds 50% and in accordance with the analysis of the contractual rights awarded to interest holders in these entities, the Group has concluded that it does not control these entities and will implement the equity method thereto.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

When increasing its stake in a company accounted for using the equity method while maintaining significant influence or joint control, the Group applies the acquisition method only in respect of additional interests while making no changes in accounting for the previous interests.

(5)	Loss of control

Upon loss of control in a subsidiary, the Group derecognizes the subsidiary’s assets and liabilities, any non-controlling interests, and other equity components attributable to that subsidiary. The Group’s remaining stake in the former subsidiary is measured at fair value at the loss of control date.

The difference between the consideration and fair value of the remaining stake and the derecognized balances is recognized in profit and loss under the gains on loss of control in a subsidiary line item. As from that date, the remaining stake is accounted for using the equity method.

The amounts recognized in equity through other comprehensive income with respect to that subsidiary are reclassified to profit or loss or to retained earnings on the same basis that would have been applicable if the subsidiary had directly disposed of the related assets or liabilities.

For further details regarding loss of control in CPV Renewable, see Note 10

Note 3 – Material Accounting Policies (Cont’d)

(6)	Acquisition of subsidiary which does not meet the definition of a business

The Group may elect whether to apply the concentration test on a transaction-by-transaction basis in order to assess whether the set of activities and assets acquired does not meet the definition of a business and therefore should be accounted for as an asset acquisition transaction. Pursuant to the concentration test, an acquisition is not considered a business combination if substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents) is concentrated in a single identifiable asset or group of similar identifiable assets. Assets are considered similar if they have similar economic and risk characteristics. Furthermore, an identifiable asset and components physically attached thereto are treated as a single asset where they are interdependent and cannot be physically separated and used independently without incurring significant cost or a significant loss of any of the assets’ utility or fair value.

On acquisition date, the Group identifies the identifiable assets acquired and liabilities assumed, and allocates the acquisition cost to the identifiable assets and liabilities based on their relative fair value on acquisition date; the acquisition cost includes the consideration paid (including liabilities assumed under the transaction and contingent consideration, if any, in accordance with the relevant standards) and transaction costs directly attributable to the acquisition. Goodwill and gain from a bargain purchase are not recognized under the acquisition of assets; subsequent to the above allocation, each asset and liability is subsequently measured in accordance with the relevant FRS.

When the Group assumes control in an entity on which it previously had a significant influence, and the transaction does not constitute a business combination (for example if the concentration test is met), the Group ceases the implementation of the equity method and consolidates the assets and liabilities. In this case, the Group does not remeasure the previously held interest at fair value on the date on which control is assumed; rather, the total cost of the assets consists of the carrying amount of the previously held interest plus the consideration paid in respect of the additional interests and transaction costs. Amounts accrued in other comprehensive income in respect of the previously held interest will be accounted for as if it was sold. Refer to Note 10 for further information.

(7)	Effective control

In a situation where the Group holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Group to unilaterally direct the relevant activities of such entity, then control is exercised. When assessing whether voting rights held by the Group is sufficient to give it power, the Group considers all facts and circumstances, including: the amount of those voting rights relative to the amount and dispersion of other vote holders; potential voting rights held by the Group and other shareholders or parties; and any additional facts and circumstances that may indicate that the Group has, or does not have, the ability to direct the relevant activities when decisions need to be made, inclusive of voting results observed at previous meetings of shareholders. Refer to Note 10 for further information.

C.	Financial Instruments

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables and other investments on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”).

Note 3 – Material Accounting Policies (Cont’d)

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at FVTPL:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

b)	Subsequent measurement

In subsequent periods, financial assets at amortized cost are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Debt investments measured at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Note 3 – Material Accounting Policies (Cont’d)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or cancelled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivative financial instruments as hedging instruments in qualifying hedging relationships. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Hedge accounting

As of December 31, 2025 and 2024, hedge relationships designated for hedge accounting under FRS 39 qualify for hedge accounting under FRS 109, and are therefore deemed as continuing hedge relationships.

Hedges directly affected by interest rate benchmark reform

Phase 1 amendments: Prior to interest rate benchmark reform – when there is uncertainty arising from Interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

Note 3 – Material Accounting Policies (Cont’d)

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the contractual cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

Phase 2 amendments: Replacement of benchmark interest rates – when there is no longer uncertainty arising from interest rate benchmark reform

When the basis for determining the contractual cash flows of the hedged item or the hedging instrument changes as a result of interest rate benchmark reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

-	the change is necessary as a direct consequence of the reform; and

-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

For this purpose, the hedge designation is amended only to make one or more of the following changes:

-	designating an alternative benchmark rate as the hedged risk;

-	updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or

-	updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:

-	it makes a change required by interest rate benchmark reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;

-	it chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and

-	the original hedging instrument is not derecognized

The Group also amends the formal hedge documentation by the end of the reporting period during which a change required by interest rate benchmark reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by interest rate benchmark reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedges

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Note 3 – Material Accounting Policies (Cont’d)

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity. When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of hedging reserve remains in equity until, for a hedge of a transaction resulting in recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with FRS 109.

The Group considers a financial guarantee to be in default when the debtor of the loan is unlikely to pay its credit obligations to the creditor.

When the Group elects to account for financial guarantees in accordance with FRS 109, they are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with FRS 109 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of FRS 115.

D.	Property, plant and equipment, net

(1)    Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses.

Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•          The cost of materials and direct labor;

•          Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•          Spare parts, servicing equipment and stand-by equipment;

•          When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•          Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

Note 3 – Material Accounting Policies (Cont’d)

(2)    Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)    Depreciation

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed. Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

At the end of the reporting period, upon completion of a major overhaul in the Rotem Power Plant during the fourth quarter of 2025, OPC assessed the estimated useful life of the Rotem Power Plant. Based on the opinion of an independent external expert, the useful life of the Rotem Power Plant has been extended by 10 years. The effect of the change in the estimate is accounted for prospectively, and therefore the annual depreciation expenses of the Rotem Power Plant from 2026 onwards will decline by approximately NIS 19 million ($6 million) per year.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and land (*)	23 – 30
Power plants	23 – 40
Maintenance work	3 – 15 years
Back up diesel fuel	by consumption

* Freehold land is not depreciated.

E.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized. Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

Note 3 – Material Accounting Policies (Cont’d)

F.	Leases

Definition of a lease

The Group assesses whether a contract is or contains a lease by assessing if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

The Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet. However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

Years
Land	19 – 49
Others	12 - 16

G.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

Note 3 – Material Accounting Policies (Cont’d)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Group’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for rights to share in the profits of the CPV Group was treated as a cash-settled share-based payment and recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. CPV Group’s profit sharing rights are based on CPV Group’s fair value.

I.	Revenue recognition

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, the Group’s revenues include revenues from the provision of asset management services to power plants and recognized in accordance to the service provision rate.

When setting the transaction price, the Group takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Note 3 – Material Accounting Policies (Cont’d)

The Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the power plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenue from contracts with customers.

Key agent or a principal

When another party is involved in providing goods or services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

J.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Note 3 – Material Accounting Policies (Cont’d)

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

K.	Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•          Represents a separate major line of business or geographic area of operations,

•          Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•          Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

L.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As of December 31, 2025, based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments, which are OPC Power Plants and CPV Group. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

The following summary describes the Group’s reportable segments:

1.
OPC Power Plants – OPC Power Plants Ltd. (“OPC Power Plants”) (formerly OPC Israel Energy Ltd.) is a wholly owned subsidiary of OPC Energy Ltd. (“OPC”), which generates and supply electricity and energy in Israel.

2.	CPV Group – CPV Group LP (“CPV Group”) is a limited partnership owned by OPC, which generates and supply electricity and energy in the United States.

In addition to the segments detailed above, the Group has other activities, such as investment holding categorized as Others.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items. The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

Note 3 – Material Accounting Policies (Cont’d)

M.	New standards and interpretations not yet adopted

A number of new standards and-- amendments to standards and interpretations are effective for annual periods beginning after January 1, 2025 and have not been applied in preparing these consolidated financial statements. The Group is still assessing the impact of the following amended standards and interpretations towards the Group’s consolidated financial statements:

FRS 118: Presentation and Disclosure in Financial Statements

This standard supersedes FRS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content for the financial statements, specifically the income statement. The standard includes new disclosure and presentation requirements, and requirements which have been retained from FRS 1 with slight changes in wording. Generally, expenses in the income statement are classified into three categories: operating profit, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and notes.

The standard’s initial application date is for annual periods commencing on January 1, 2027.

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 28 Financial Instruments.

B.	Derivative financial liabilities

The fair value of foreign currency forwards is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the future value arising from the difference between the opening price and the price as of measurement date.

The fair value of interest rate swaps is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the estimated future cash flows based on the conditions and the term to maturity of each contract, using market interest rates for a similar instruments at the measurement date. When determining the fair value, the Group takes into account the credit risk of the parties to the contract.

The fair value of CPI swap contracts is determined in accordance with the discounted NIS amount payable in nominal NIS interest and the discounted expected cash flow from NIS real interest. When determining the fair value, the Group takes into account the credit risk of the parties to the contract.

The fair value of long-term contracts in respect of electricity prices is set using quotations of the relevant future electricity prices.

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as of the date of the report.

Note 5 – Profit/(loss) from divestment of ZIM

Set forth below are the results attributable to the divestment of ZIM:

	For the year ended
	December 31
	2025	2024	2023
	$ Thousands	$ Thousands	$ Thousands
Loss on dilution	-	(8)	(860)
Gain on sale of ZIM shares	-	474,581	-
Impairment of ZIM investment	-	-	-
Dividend income	-	5,714	-
Share in profit/(losses) of ZIM	-	101,028	(266,046)
Profit/(loss) from divestment of ZIM	-	581,315	(266,906)

In 2024, Kenon sold all of its remaining interest in ZIM shares for total consideration of approximately $525 million. As a result of the sale, Kenon recognized a gain on sale of approximately $475 million in its consolidated financial statements and ZIM ceased to be an associate of the Group. The net impact on profit/(loss) are reflected as part of results from divestment of ZIM for the year under FRS 105 (Discontinued Operations).

Note 6 – Cash and Cash Equivalents

	As at December 31,
	2025	2024
	$ Thousands
Cash and cash equivalents in banks	715,676	860,127
Time deposits	762,663	155,724
	1,478,339	1,015,851

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Other Investments

	As at December 31,
	2025	2024
	$ Thousands
Debt investments - at FVOCI	107,313	142,619

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.875% to 5.875% (2024: 0.75% to 7.625%) with an average maturity of 6 month (2024: 2 years). These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 28 Financial Instruments.

Note 8 – Investment in Equity-accounted Investees

A.	Condensed information regarding significant equity-accounted investees

1.	Condensed financial information with respect to the statement of financial position

	CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers	CPV Basin Ranch

	As at December 31, 2025
	$ Thousands
Principal place of business	US	US	US	US	US	US	US	US
Proportion of ownership interest	67%	25%	75%	89%	26%	50%	10%	70%

Current assets	207,389	36,134	25,023	18,248	78,410	104,619	53,838	84,898
Non-current assets	1,274,538	843,803	629,144	804,135	813,510	777,579	1,222,472	446,943
Current liabilities	(293,328)	(39,237)	(59,898)	(64,358)	(103,182)	(356,108)	(69,095)	(38,657)
Non-current liabilities	(488,332)	(683,318)	(235,491)	(482,877)	(218,765)	(88,876)	(603,730)	(243,401)
Total net assets	700,267	157,382	358,778	275,148	569,973	437,214	603,485	249,783

Group's share of net assets	466,868	39,345	269,085	244,276	148,193	218,607	61,289	174,848
Adjustments:
Excess cost	117,216	74,899	(4,193)	(121,431)	26,085	(93,597)	8,321	(21,866)

Book value of investment	584,084	114,244	264,892	122,845	174,278	125,010	69,610	152,982

Investments in equity-accounted investees	584,084	114,244	264,892	122,845	174,278	125,010	69,610	152,982

	CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers

	As at December 31, 2024
	$ Thousands
Principal place of business	US	US	US	US	US	US	US
Proportion of ownership interest	67%	25%	75%	68%	26%	50%	10%

Current assets	245,833	30,230	44,165	35,088	80,531	40,886	48,565
Non-current assets	1,069,378	868,860	645,692	905,818	816,325	663,285	1,304,935
Current liabilities	(135,901)	(16,081)	(52,720)	(495,123)	(72,216)	(54,116)	(93,004)
Non-current liabilities	(382,588)	(526,244)	(291,268)	(219,889)	(231,226)	(416,031)	(646,397)
Total net assets	796,722	356,765	345,869	225,894	593,414	234,024	614,099

Group's share of net assets	531,175	89,191	259,402	155,370	154,288	117,012	62,351
Adjustments:
Excess cost	63,488	77,478	(4,390)	(103,388)	27,258	(503)	8,344

Book value of investment	594,663	166,669	255,012	51,982	181,546	116,509	70,695

Investments in equity-accounted investees	594,663	166,669	255,012	51,982	181,546	116,509	70,695

* Following the disposal of ZIM, ZIM will no longer be an associate to the Group.

**  Refer to Note 10 for deconsolidation of CPV Renewable

As of December 31, 2025 and December 31, 2024, the Group also has interests in a number of individually immaterial associates.

Note 8 – Investment in Equity-accounted Investees (Cont’d)

2.	Condensed financial information with respect to results of operations

	CPV Renewable**	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers	CPV Basin Ranch

	For the year ended December 31, 2025
	$ Thousands

Revenue	69,101	371,132	330,334	222,204	413,647	328,825	505,473	-

(Loss)/Income*	(7,926)	133,313	89,485	(2,346)	82,512	44,259	81,253	(1,236)

Other comprehensive income *	(6,284)	(33,917)	(24,225)	(24,347)	(15,953)	(33,905)	(31,165)	-

Total comprehensive income	(14,210)	99,396	65,260	(26,693)	66,559	10,354	50,088	(1,236)

Kenon’s share of comprehensive income	(9,474)	24,849	48,945	(21,705)	17,305	5,177	5,009	(865)

Adjustments	(1,103)	(2,579)	197	7,087	(1,172)	3,354	(24)	-

Kenon’s share of comprehensive income presented in the books	(10,577)	22,270	49,142	(14,618)	16,133	8,531	4,985	(865)

	CPV Renewable**	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers

	For the year ended December 31, 2024
	$ Thousands

Revenue	10,933	299,331	238,807	167,064	418,684	262,076	333,319

Income/(loss)*	(1,201)	102,619	11,480	(60,513)	119,665	14,599	9,356

Other comprehensive income *	1,658	6,168	20,157	6,996	(9,242)	(25,215)	(9,548)

Total comprehensive income	457	108,787	31,637	(53,517)	110,423	(10,616)	(192)

Kenon’s share of comprehensive income	304	27,197	14,598	(20,546)	28,710	(5,308)	(19)

Adjustments	(557)	(1,541)	600	4,229	696	(2)	(24)

Kenon’s share of comprehensive income presented in the books	(253)	25,656	15,198	(16,317)	29,406	(5,151)	(43)

Note 8 – Investment in Equity-accounted Investees (Cont’d)

	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers

	For the year ended December 31, 2023
	$ Thousands

Revenue	273,763	238,800	134,805	395,779	239,165	145,380

Loss/income*	106,110	23,956	(74,767)	163,651	32,527	603

Other comprehensive income *	(17,066)	(25,678)	(18,728)	(31,270)	22,637	(12,310)

Total comprehensive income	89,044	(1,722)	(93,495)	132,381	55,164	(11,707)

Kenon’s share of comprehensive income	22,261	(431)	(35,089)	34,419	27,582	(1,171)

Adjustments	(1,928)	453	3,777	(54)	301	(11)

Kenon’s share of comprehensive income presented in the books	20,333	22	(31,312)	34,365	27,883	(1,182)

*          Excludes portion attributable to non-controlling interest.

**          Refer to Note 10 for deconsolidation of CPV Renewable

Note 8 – Investment in Equity-accounted Investees (Cont’d)

B.	Condensed OPC’s material equity-accounted investees

		Ownership interest as at December 31
	Main location of company's activities	2025	2024
CPV Valley Holdings, LLC	New York	50%	50%
CPV, Three Rivers, LLC	Illinois	10%	10%
CPV Fairview, LLC	Pennsylvania	25%	25%
CPV Maryland, LLC	Maryland	75%	75%
CPV Shore Holdings, LLC	New Jersey	89%	68%
CPV Towantic, LLC	Connecticut	26%	26%
CPV Basin Ranch Holdings, LLC	Texas	70%	70%

1.	CPV Valley Holdings, LLC (“CPV Valley”)

During 2023, CPV Valley’s financing agreement was amended and extended to May 31, 2026. On the signing date of the new financing agreement, CPV Valley repaid $55 million of the financing arrangement, of which shareholders’ loans of $17 million were extended to CPV Valley from OPC. Subsequently, the total loan amount under the new financing agreement is $415 million.

2.	Acquisition of additional interests in CPV Maryland and CPV Shore

On October 11, 2024, the acquisition of an additional 25% interest in the Maryland Power Plant was completed in accordance with the Acquisition Agreement (further to fulfillment of the conditions precedent and the payment of the consideration by CPV Group).

In addition, on December 12, 2024, the acquisition of an additional 31% interest in the Shore Power Plant and 25% in the Maryland Power Plant was completed for $188 million. Following the completion of the transactions, CPV Group has stakes of approximately 68% and 75% in associates CPV Shore and CPV Maryland, respectively.

Given the ownership interest held by the remaining interest holders in the associates, OPC continues to account for the investments in CPV Shore and CPV Maryland using the equity method.

The allocation of the purchase price to CPV Group’s share of the fair value of the identifiable assets and liabilities was carried out by an external independent appraiser, as detailed below:

$ Million
Property, plant and equipment	429
Loans	(292)
Other identifiable assets and liabilities	45
182

The fair value of property, plant and equipment was estimated in accordance with the DCF method by discounting the future cash flows of each project by the weighted average cost of capital post-tax. The DCF was performed for periods representing the estimated economic life of the power plants and was revised at the end of the forecast period, based on forecast market prices (specifically electricity margins and capacity) received from external, independent information sources, long-term inflation rate, based on relevant curves and the weighted average cost of capital. Refer to Note 29 for subsequent events.

Note 9 – Long-term investment (Qoros)

1.
As of December 31, 2025, the Group holds a 12% (2024: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2024: 25%) equity interest and the remaining 63% (2024: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million), resulting in Kenon’s and Chery’s interest in Qoros dropping from 50% each to 24% and 25%, respectively. This was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. The Investment Agreement provided Kenon with a put option over its remaining equity interest in Qoros.

3.	Kenon sells down from 24% to 12%

In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million). Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

Subsequent to the sale, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit and loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest, was reclassified in the statement of financial position as a long-term investment (Qoros).

4.	Agreement to sell remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The total purchase price is RMB1.56 billion (approximately $245 million).

To date, the New Qoros Investor has failed to make any of the required payments under this agreement.

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). As of December 31, 2025, the court proceedings are still ongoing.

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

5.	Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under FRS 113 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2025 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

6.	Financial Guarantees Provision and Releases

As of December 31, 2025, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

Note 9 – Long-term investment (Qoros) (Cont’d)

7.	Restrictions

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 10 – Subsidiaries

A.	Investments

OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and

iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

		Ownership interest as at December 31
	Main location of company's activities	2025	2024
OPC Holdings Israel Ltd.	Israel	80%	80%
CPV Group LP	USA	70%	70%

1.	OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

OPC Power Plants, directly holds most of OPC’s businesses in Israel, such as OPC Rotem Ltd. (“OPC Rotem”), OPC Hadera Ltd. (“OPC Hadera”), Tzomet Energy Ltd. (“OPC Tzomet”), OPC Sorek 2 Ltd. (“OPC Sorek 2”) and OPC Gat Power Plant (“Gat Partnership”). These businesses are mainly engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

In May 2022, OPC had entered into an agreement with Veridis Power Plants (“Veridis”) to form OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which will hold and operate all of OPC's business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

Upon completion of the Veridis Transaction in 2023, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, as well as other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately NIS 452 million (approximately $129 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million (approximately $125 million)), of which approximately NIS 400 million (approximately $118 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

Note 10 – Subsidiaries (Cont’d)

As a result of the Veridis Transaction, OPC holds 80% and Veridis holds the remaining 20% of OPC Holdings Israel, which holds 100% of the business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC.

The Veridis transaction is accounted for in accordance with the provisions of FRS 110 – “Consolidated Financial Statements”. Accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests were recognized in capital reserve from transactions with non-controlling interests.

2.	CPV Group LP (“CPV Group”)

CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium periods. Refer to Note 8 for further details on associates of CPV Group.

3.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC which holds a 70% interest, Clal Insurance Group which holds a 12.6% interest, Migdal Insurance Group which holds a 12.75% interest, and a corporation from Poalim Capital Markets which holds a 4% interest.

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority a of special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

OPC also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

OPC holds approximately $830 million in equity investments and $333 million in outstanding loans (including accrued interest) in the Partnership. The Partnership Agreement covers management fees tied to investment volume, carried interest based on returns, governance between Limited and General Partners, transfer restrictions, tag-along rights, right of first offer (ROFO), and drag-along rights.

The company and financial investors have also entered into reciprocal option agreements: the financial investors hold a put option (exercisable at fair value less a discount), and the company holds a call option (exercisable at fair value plus a premium, triggered only if the put is not exercised). The company may settle the exercise price using its own shares based on their recent market price. Specific exercise periods and expiry dates are defined in the Partnership Agreement.

Note 10 – Subsidiaries (Cont’d)

In 2023, OPC and non-controlling interests made equity investments in the partnership OPC Power Ventures LP (both directly and indirectly) of NIS 565 million (approximately $150 million), and extended NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. In September 2023, after utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

4.	Acquisition of additional interest in CPV Shore

In April 2025, CPV Group entered into a purchase agreement to acquire an additional 20% interest in CPV Shore, and holds approximately 89% of CPV Shore. Upon completion of the additional interest, OPC continues to account for its investment in CPV Shore in accordance with the equity method.

On October 28, 2025, an agreement, which includes generally accepted terms in transactions of this type, was signed to acquire the remaining interest of CPV Shore of 11%. Upon completion of the transaction, CPV Group will hold 100% interest in CPV Shore and will be consolidated into the Group’s Financial Statements.

The Group elected to apply the concentration test to the abovementioned acquisition transaction.

Based on an asset concentration test, which is based on the initial purchase price allocation, it was determined that the acquisition of CPV Shore constitutes an acquisition of an asset rather than a business combination, since substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset - the power plant - and in ancillary assets which cannot be physically separated or used independently without significant diminution in their utility or fair value.

Following is the allocation of the total investment cost in CPV Shore to assets and liabilities consolidated for the first time in the first quarter of 2026:

$ (Million)
Property, plant & equipment	520
Right‑of‑use asset	154
Bank loans	(294)
Lease liability	(195)
Derivative financial instruments	(16)
Other identifiable assets and liabilities	3
Total	172

The total investment cost includes the consideration paid for the acquisition of the remaining stake of 11% in CPV Shore and the balance of investment therein of 89% as of the transaction completion date.

5.	Acquisition of additional interest in Basin Ranch project

In October 2025, CPV Group entered into an agreement for the acquisition of the remaining interest in Basin Ranch project. As of the report date, CPV Group has a 70% interest in Basin Ranch project. The project has completed financial closing and construction work has started.

In accordance with the acquisition agreement, completion of the acquisition is subject to the fulfillment of certain conditions, no later than February 28, 2026. Upon completion of the acquisition, CPV Group will control Basin Ranch project and will be consolidated into the Group’s Financial Statements and the acquisition will be treated as an asset acquisition transaction.

The amount required in respect of the acquisition is approximately $371 million and is expected to be paid over several key dates in 2025 and 2026. CPV Group serves as a guarantor for the execution of future payments payable to the seller subsequent to the completion of the transaction. Further, the seller is entitled to their share in the balance of future development fees in respect of the project totaling approximately $18 million, which are expected to be paid on the project’s commercial operation date.

Note 10 – Subsidiaries (Cont’d)

In October 2025, Basin Ranch project financial closing was completed and the project’s interest holders provided equity required for the project relative to their holding stakes. As a result, CPV Group provided $470 million, of which $300 million was provided by way of a financing agreement with Bank Leumi and $170 million was financed by OPC through an equity bridge loan. Additionally, CPV Group provided collaterals of $135 million by way of letters of credit in connection to the financial close of Basin Ranch project.

An EPC agreement to acquire the project’s principal equipment came into effect. Under the EPC agreement, the construction contractor undertook to provide full construction services, which include a combination of the equipment acquired under the Equipment EPC agreement and the acquisition of the remaining equipment.

The consideration under the EPC agreement will be paid over time, in accordance with the milestones set in each agreement and is expected to total approximately $1.4 billion.

The Basin Ranch project also entered into a Gas Netback commercial agreement and fixed-price power purchase agreement in order to hedge a substantial portion of the power plant’s capacity for a period of 7 years from the commercial operation date. Furthermore, the project entered into agreements regarding the operation of the facility, including an asset management agreement (with a CPV Group corporation), an O&M agreement and other generally accepted project agreements similar to other CPV Group projects.

Following is the allocation of the total cost of investment in Basin Ranch totaling $353 million, consisting  investment cost includes the consideration paid for the acquisition of the remaining stake (30%) in the Basin Ranch power plant and the balance of investment therein (70%) as of the transaction completion date, to assets and liabilities which will be consolidated for the first time in the first quarter of 2026:

$million
Cash and cash equivalents	128
Property, plant & equipment	421
Loan from TEF	(136)
Other long‑term liabilities	(53)
Other liabilities, net	(17)
Total	343

6.	Harrison Street transaction

On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), where under the Investor will invest a total of $300 million (hereinafter - the “Total Investment Amount”) in CPV Renewable Power LP (hereinafter - “CPV Renewable”)  in consideration for 33.33% of the ordinary interests in CPV Renewable (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be ). The Transaction reflects a pre-money valuation of approximately $600 million for CPV Renewable.

The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group, whose objective is mainly to ensure conduct in the ordinary course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

On November 13, 2024, the conditions precedent for the completion of the Transaction were met (hereinafter - the "Transaction Completion Date").

On the Transaction Completion Date, $200 million was invested by the Investor and the balance of $100 million will be invested no later than September 30, 2025. On the Transaction Completion Date, the Investor’s Interests were allocated to the Investor.

Based on an analysis of the contractual rights awarded to the Investor, OPC reached the conclusion that, in accordance with the provisions of FRS 110, as of the Transaction Completion Date, OPC has lost control over CPV Renewable and, accordingly, from the Transaction Completion Date, it has deconsolidated CPV Renewable’ financial statements and will be applying the equity method to its investment in CPV Renewable.

Note 10 – Subsidiaries (Cont’d)

Following are details of assets and liabilities derecognized on deconsolidation date:

$ Million
Cash and cash equivalents	65
Trade and other receivables	19
Restricted deposits and cash	2
Property, plant and equipment	752
Right of use assets and deferred expenses	55
Intangible assets - PPAs and other agreements	110
Intangible assets - goodwill	126
Derivative financial instruments, net	(1)
Trade and other payables	(45)
Long-term loans from banking corporations and financial institutions	(308)
Long-term lease liabilities	(48)
Loan to ICG Energy	(85)
Other long‑term liabilities	(123)
Total assets, net derecognized upon deconsolidation	519

The fair value of CPV Renewable amounts to $897 million, with CPV Group’s share (66.67%) amounting to $594 million. The following is the calculation of the profit from loss of control:

$ Million
Fair value	594
Net assets attributable to the Group at deconsolidation date	(519)
Excess fair value	75
Transaction costs carried to profit or loss and others	(6)
Pretax income on loss of control in CPV Renewable	69
Tax expenses due to restructuring carried out prior to completing the transaction	(3)
Deferred tax expenses with respect to revaluation of investment to fair value	(19)
Post-tax income on loss of control in CPV Renewable	47

The fair value of the investment in CPV Renewable of approximately $594 million was allocated mainly to operating projects, as detailed below:

$ Million
Cash and cash equivalents	203
Receivables in respect of deferred consideration from the partner in CPV Renewable	97
Property, plant and equipment	665
Bank loans	(388)
Other identifiable assets and liabilities	17
Total	594

The projects’ fair value was evaluated based on the following methodology:

1.	Projects under commercial operation or construction are based on DCF method by discounting the expected future cash flows of each project, by the weighted average cost of capital after tax.

2.	Backlog of projects under advanced development is at estimated based on fair value per KW and the likelihood of materialization as a function of the development stages.

3.	The backlog of projects under initial development is based on cost.

Note 10 – Subsidiaries (Cont’d)

The projects’ fair value is based on the following are the key assumptions:

1.	Forecast years represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.

2.
Market prices and capacity based on market prices are based on PPAs and market forecasts received from external and independent information sources, considering the relevant area and market for each project and the relevant regulation.

3.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction.

4.	An annual long-term inflation rate of 2.2%.

5.	Weighted Average Cost of Capital is calculated for each active material project and under construction separately and ranges between 6.25% and 7%.

The following are the aggregate cash flows that arose to the Group as a result of the transaction:

$ Million
Repayment of a loan granted by ICG Energy	85
Return on investment	16
Deconsolidation - Cash and cash equivalents of CPV Renewable	(65)
36

7.	OPC Gat Power Plant (“Gat Partnership”)

On March 30, 2023, the transaction between OPC Power Plants, together with Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (the “Seller”) for purchase of the rights in a power plant located in Kiryat Gat Industrial Zone (“Gat Partnership”) was completed, and all rights in the Gat Partnership were transferred to OPC.

The transaction was completed for a consideration of NIS 870 million (approximately $242 million), after adjustments to working capital. Consideration of NIS 270 million (approximately $75 million) were paid to acquire all the rights in the Gat Partnership, and consideration of NIS 303 million (approximately $84 million) were used to repay the shareholders’ loan. The remaining consideration of NIS 300 million (approximately $83 million) represents a deferred consideration that was paid in 2023.

Note 10 – Subsidiaries (Cont’d)

Determination of fair value of identified assets and liabilities

The acquisition of the Gat Partnership was accounted for according to the provisions of FRS 103 - “Business Combinations”. On the Transaction Completion Date, OPC included the net assets of the Gat Partnership in accordance with their fair value.

$ Million
Cash and cash equivalents	1
Trade and other receivables	6
Property, plant, and equipment - facilities and electricity generation and supply license (1)	172
Property, plant, and equipment - land owned by the Gat Partnership (2)	23
Trade and other payables	(7)
Loans from former right holders (3)	(84)
Deferred tax liabilities	(19)
Identifiable assets, net	92
Goodwill (4)	61
Total consideration (5)	153

(1)
The Group applied FRS 103 and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was determined by an independent appraiser using the income approach, the MultiPeriod Excess Earning Method. The valuation methodology included several key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over 27 years from the acquisition date, considering an expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique (“DCF”) of 8%.

(3)	The loans were repaid immediately after the acquisition date.

(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Partnership and the Rotem Power Plant.

(5)	The consideration includes a cash payment of NIS 270 million (approximately $75 million) plus deferred consideration, whose present value is estimated at NIS 285 million (approximately $79 million).

The aggregate cash flows that were used by the Group as a result of the acquisition transaction:

$ Million
Cash and other cash equivalents paid (excluding consideration used to repay shareholders' loan)	152
Cash and other cash equivalents acquired	(1)
151

Note 10 – Subsidiaries (Cont’d)

8.	Issuances of new shares by OPC

During Q2 2025, OPC issued to the public 21,303,200 ordinary shares of NIS 0.01 par value each, of which a total of 7,923,600 ordinary shares were issued to Kenon. The gross proceeds of the issuance is $240 million (NIS 850 million) and the issuance expenses is approximately $6 million (NIS 23 million).

During Q3 2025, OPC announced a private placement of 18,750,000 ordinary shares to institutional investors in Israel for gross proceeds of NIS 900 million (approximately $266 million) and issuance expenses of NIS 6 million ($2 million).

During Q4 2025, OPC announced a private placement of 5,529,322 ordinary shares to institutional investors in Israel for gross proceeds of NIS 340 million (approximately $100 million). Subsequent to this, Kenon has disposed 5,422,648 ordinary shares for a total consideration of NIS 340 million (approximately $100 million).

Following the completion of the private placement, Kenon’s equity interest in OPC decreased to approximately 47% and still maintains control over OPC under the provisions of FRS 110. Refer to Note 29 for subsequent events following additional private placement.

The conclusion regarding existence of control in OPC was made based on the following considerations:

A majority of OPC’s board seats are held by persons associated with Kenon and its affiliates. OPC’s board maintains oversight of the entity’s key strategic, operational, and financial activities and has the ability to direct decisions relating to activities that significantly affect OPC’s returns. These governance rights of OPC’s board are aligned with relevant legal and regulatory requirements, supporting the assessment of control for consolidation purposes under FRS 110.

A significant portion of OPC’s voting rights are widely dispersed, with no other investor or group exercising control. There is no indication that these investors will exercise their rights in a collective manner, and their participation is generally passive. As a result, the shareholder base remains widely distributed, supporting Kenon’s holding being sufficiently dominant within OPC’s capital structure to grant it effective voting power.

With regard to the above, Kenon has determined that, despite the lack of an absolute majority of shares in OPC, it is still able to direct OPC within the meaning of applicable standards of FRS 110, and consolidates OPC in 2025.

9.	Impairment of assets

On April 17, 2024, the Israeli government rejected National Infrastructures Plan (“NIP”) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”). As a result, OPC assessed the recoverable amount of the Hadera 2 Project in its consolidated financial statements in accordance with the provisions of FRS 36, and accordingly recognized an impairment loss of approximately NIS 31 million (approximately $8 million). In June 2024, OPC filed a petition to the High Court of Justice and is considering further steps including legal action and other alternatives to the use of the site.

In Q3 2025, following a High Court of Justice petition on the Hadera 2 Project, the Government approved on August 10, 2025, the NIP 20B plan to build a power plant near Hadera Power Plant. Following this, OPC reversed the impairment loss of approximately NIS 31 million (approximately $8 million).

10.	Dividends

Following the growth strategy adopted by OPC and the expansion of operation targets in recent years, taking into account OPC’s financial strength, from March 2024, OPC’s dividend distribution policy will be suspended for two years. After the said suspension period, the Board of Directors will discuss the possible resumption of the dividend distribution policy and its applicability to the circumstances, if any.

During the reporting period, CPV Group received dividends and capital distributions from associates totaling approximately NIS 206 million ($60 million), of which approximately NIS 83 million ($25 million) was received from CPV Maryland, approximately NIS 62 million ($19 million) was received from CPV Fairview, and approximately NIS 54 million ($16 million) was received from CPV Towantic.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2025, 2024 and 2023 that has material NCI:

	As at and for the year ended December 31,
	2025	2024	2023
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	63.65%	59.73%	59.97%
Current assets	1,114,861	368,586	460,810
Non-current assets	3,583,388	2,940,193	3,018,434
Current liabilities	(359,893)	(176,725)	(353,735)
Non-current liabilities	(1,828,023)	(1,371,291)	(1,679,847)
Net assets	2,510,333	1,760,763	1,445,662
Carrying amount of NCI	1,597,832	1,051,754	866,915

Revenue	871,929	751,304	691,796
Profit after tax	131,883	52,638	46,955
Other comprehensive income	20,004	757	(38,017)
Profit attributable to NCI	32,076	36,414	25,030
OCI attributable to NCI	(5,223)	2,834	(24,624)
Cash flows from operating activities	295,001	206,929	134,973
Cash flows used in investing activities	(534,830)	(465,739)	(594,303)
Cash flows from financing activites excluding dividends paid to NCI	854,279	242,755	503,245
Effect of changes in the exchange rate on cash and cash equivalents	35,037	2,179	(7,435)
Net increase/(decrease) in cash and cash equivalents	649,487	(13,876)	36,480

* The NCI percentage represents the effective NCI of the Group

Note 11 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2024	111,329	1,202,406	316,858	411	290,370	75,218	1,996,592
Additions	1,902	17,334	1,356	13	246,872	15,740	283,217
Disposals	(448)	(6,459)	-	-	(8,442)	(3,455)	(18,804)
Deconsolidation*	(8,083)	-	(417,098)	-	(338,668)	(7,425)	(771,274)
Reclassification	-	9,695	98,884	-	(108,579)		-
Differences in translation reserves	(590)	(6,356)	-	-	(597)	(83)	(7,626)

Balance at December 31, 2024	104,110	1,216,620	-	424	80,956	79,995	1,482,105
Additions	1,810	43,560	-	16	54,027	15,797	115,210
(Disposals)/reversal of impairment	(579)	(144)	-	(209)	8,183	(12,973)	(5,722)
Reclassification	-	15,862	-	-	(15,862)	-	-
Differences in translation reserves	14,726	183,800	-	-	15,903	8,234	222,663

Balance at December 31, 2025	120,067	1,459,698	-	231	143,207	91,053	1,814,256

Accumulated depreciation
Balance at January 1, 2024	21,732	252,981	6,658	396	-	-	281,767
Additions	4,024	55,652	10,322	14	-	-	70,012
Disposals	(438)	(6,459)	-	-	-	-	(6,897)
Deconsolidation*	(1,232)	-	(16,980)	-	-	-	(18,212)
Differences in translation reserves	(85)	(697)	-	-	-	-	(782)

Balance at December 31, 2024	24,001	301,477	-	410	-	-	325,888
Additions	4,323	58,886	-	8	-	-	63,217
Disposals	(577)	(22)	-	(209)	-	-	(808)
Differences in translation reserves	3,630	49,886	-	-	-	-	53,516

Balance at December 31, 2025	31,377	410,227	-	209	-	-	441,813

Carrying amounts
At January 1, 2024	89,597	949,425	310,200	15	290,370	75,218	1,714,825
At December 31, 2024	80,109	915,143	-	14	80,956	79,995	1,156,217
At December 31, 2025	88,690	1,049,471	-	22	143,207	91,053	1,372,443

*          Relates to deconsolidation of CPV Renewable. Refer to Note 10 for further information.

Note 11 – Property, Plant and Equipment, Net (Cont’d)

B.	Fixed assets purchased on credit in 2025 was approximately $8 million (2024: $7 million).

C.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2025	2024
	$ Thousands
Depreciation and amortization included in gross profit	67,272	85,640
Depreciation and amortization charged to selling, general and administrative expenses	5,143	7,797
Depreciation and amortization from continuing operations	72,415	93,437

Note 12 – Intangible Assets, Net

A.	Composition:

	Goodwill	PPA*	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2024	213,737	136,414	30,466	380,617
Additions	-	-	6,615	6,615
Impairment	(5,258)	-	(1,049)	(6,307)
Translation differences	(78)	-	(14)	(92)
Others	-	-	(634)	(634)
Deconsolidation*	(126,364)	(136,414)	(19,281)	(282,059)
Balance as at December 31, 2024	82,037	-	16,103	98,140
Additions	-	-	3,300	3,300
Impairment	-	-		-
Translation differences	8,680	-	2,364	11,044
Others	-	-	(130)	(130)
Balance as at December 31, 2025	90,717	-	21,637	112,354

Amortization
Balance as at January 1, 2024	21,455	32,631	5,247	59,333
Amortization for the year	-	10,788	1,924	12,712
Translation differences	-	-	(6)	(6)
Reclassification	-	1,354	(1,354)	-
Others	-	-	(622)	(622)
Deconsolidation*	-	(44,773)	(313)	(45,086)
Balance as at December 31, 2024	21,455	-	4,876	26,331
Amortization for the year	-	-	1,953	1,953
Translation differences	-	-	741	741
Reclassification	-	-	-	-
Others	-	-	(130)	(130)
Balance as at December 31, 2025	21,455	-	7,440	28,895

Carrying value
As at January 1, 2024	192,282	103,783	25,219	321,284
As at December 31, 2024	60,582	-	11,227	71,809
As at December 31, 2025	69,262	-	14,197	83,459

*          Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

**        Relates to deconsolidation of CPV Renewable. Refer to Note 10 for further information.

Note 12 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life

	As at December 31,
	2025	2024
	$ Thousands
Intangible assets with a finite useful life	14,192	11,222
Intangible assets with an indefinite useful life	69,267	60,587
	83,459	71,809

C.	Impairment testing of goodwill arising from the acquisition of Gat Power Plant

As of December 31, 2025, goodwill of $69 million, which arose as part of the acquisition of the Gat Power Plant reflects the synergy between the activities of the power plants in Israel, whose business model is based on sale to private customers (OPC Rotem, OPC Hadera and Gat Power Plant).

The annual impairment testing of goodwill as of December 31, 2025, was carried out at the level of the cash-generating unit comprising mainly the three power plants (hereinafter - the “the OPC Power Plant Cash-Generating Unit”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes. The impairment testing was carried out by calculating the recoverable amount of the Rotem Power Plant only which is the principal power plant of OPC Power Plant Cash-Generating Unit based on the DCF method.

Set forth below are the key assumptions used in the impairment testing:

1.	Forecast years - represent the period spanning from 2026 to 2043 and are based on the estimate of the economic life of the power plant and its value as at the end of the forecast period.

2.	Generation Component forecasts and natural gas prices, which are not backed by an agreement are based on market forecasts received from external and independent specialist.

3.	The annual long-term inflation rate of 2.2%.

4.	Weighted average cost of capital of 7%, which has been evaluated by an external and independent specialist.

As of December 31, 2025, the recoverable amount of the Rotem Power Plants Cash-Generating Unit is estimated to be NIS 5 billion ($2 billion), which exceeds the carrying amount of the cash-generating unit and therefore, no impairment loss was recognized.

Note 13 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2025	2024
	$ Thousands
Advance payment for the acquisition of the remaining partner in the Basin Ranch project	58,267	-
Basin Ranch project development fees receivable	37,959	-
Loan to associated company	-	32,178
Contract costs	7,753	6,576
Other non-current assets	4,269	2,841
	108,248	41,595

Note 14 – Loans and Debentures

The following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 28, in connection with financial instruments.

	As at December 31
	2025	2024
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	41,014	22,347
Non-convertible debentures	76,427	58,222
Others	-	3,950
	117,441	84,519

Non-current liabilities
Loans from banks and others	1,142,116	726,625
Non-convertible debentures	509,587	455,955
	1,651,703	1,182,580

Total	1,769,144	1,267,099

A.1          Classification based on currencies and interest rates

	As at December 31,
	2025	2024
	$ Thousands
Debentures (1)
In shekels(1)	586,014	514,177

Loans from banks and others (2)
In shekels	1,183,130	752,922

	1,769,144	1,267,099

1.	Annual interest rates between 2.5% to 6.2% (2024: 2.5% to 6.2%).

2.	Hadera: Annual interest between 2.4% to 3.9% (for the linked loans) and between 3.6% to 5.4% (for the unlinked loans); OPC Israel: Annual interest of prime plus 0.3% to 0.4%

As of December 31, 2025 and 2024, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries, and OPC and its subsidiaries complied with all of its financial covenants.

Note 14 – Loans and Debentures (Cont’d)

A.2          Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2025	611,811	141,111	514,177	12,184
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	5,251
Receipt of loans	352,401	4,576	151,772	-
Repayment of debentures and loans	(28,087)	(17,801)	(152,732)	-
Interest paid	(37,604)	(530)	(13,877)	-

Net cash provided by/(used in) financing activities	286,710	(13,755)	(14,837)	5,251

Effect of changes in foreign currency exchange rates	103,808	1,084	67,605	(3,971)
Interest and CPI expenses	48,219	9,450	21,403	(2,088)
Changes in fair value, application of hedge accounting and other	(5,308)	-	(2,334)	1,666

Balance as at December 31, 2025	1,045,240	137,890	586,014	13,042

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2024	912,359	129,461	526,784	(14,905)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,105
Receipt of loans	534,710	28,380	52,349	-
Repayment of debentures and loans	(527,941)	(20,334)	(52,631)	-
Interest paid	(49,214)	(843)	(10,844)	-

Net cash (used in)/provided by financing activities	(42,445)	7,203	(11,126)	2,105

Effect of changes in foreign currency exchange rates	(18,364)	(4,619)	(21,360)	24,647
Interest and CPI expenses	71,534	9,066	24,194	(2,937)
Changes in fair value, application of hedge accounting and other	(310)	-	(4,315)	4,278
Business combination	(310,963)	-	-	(1,004)

Balance as at December 31, 2024	611,811	141,111	514,177	12,184

Note 14 – Loans and Debentures (Cont’d)

1.	Long-term loans from banks and others

A.	Loan facilities in OPC

On August 11, 2024 (“Financial Closing Date”) OPC Israel (the “Borrower”) - engaged in two financing agreements with Bank Hapoalim Ltd. and Bank Leumi B.M. for the provision of loans at the total amount of approximately $443 million (approximately NIS 1.65 billion), which served mainly for early repayment of existing project financing of OPC Tzomet and Gat and for the financing of the Borrower’s activity as defined in the financing agreements.

In connection with the above, OPC recognized a one-off finance expense of approximately $13 million (approximately NIS 49 million) from the loss of extinguishment of financial liabilities, which approximately $3 million (approximately NIS 12 million) in respect of early repayment fees.

On January 30, 2025, OPC Israel (hereinafter - the “Borrower”) entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million (approximately $81 million). On February 18, 2025, NIS 150 million (approximately $40 million) out of the loan amount was advanced, which was used to finance the Borrower's activity as defined in the financing agreement. In June 2025, additional NIS 150 million (approximately $40 million) was advanced to OPC Israel.

In Q3 2025, OPC Israel entered into a financing agreement with Bank Hapoalim Ltd. for an extension of loan of NIS 400 million (approximately $117 million), of which NIS 200 million (approximately $59 million) has been advanced on the date of signing. The remaining NIS 200 million (approximately $59 million) is expected to be drawn by the end of 2025.

As of December 31, 2025, OPC complied with financial covenants attached to its issued debentures and outstanding financing agreements.

B. Loan facilities in CPV Group

On October 22, 2025, the CPV Group and Bank Leumi le-Israel B.M. signed a financing agreement for a loan totaling $300 million, to finance part of the CPV Group's share in the equity required for the Basin Ranch project. The agreement was completed on October 28, 2025, upon the financial closing of the TEF Loan (as defined below). In view of the signing of an agreement to acquire the remaining ownership interests in the project as stated in Note 10, in January 2026 CPV Group and Bank Leumi entered into an amendment to increase the financing by $130 million. Subsequently in 2026, the agreement to acquire the remaining ownership interests in the project was completed such that CPV Group holds all ownership interests in the project.

A senior loan agreement with Texas Energy Fund (hereinafter - “TEF”), managed by the Public Utility Commission of Texas (hereinafter - “PUCT”), was entered into to finance the Basin Ranch project’s construction. The amount of financing approximates to $1.1 billion at fixed annual interest of 3%, of which, a current drawdown of $191 million as of December 31, 2025. In 2025, CPV Shore entered into a new refinancing agreement of $436 million. Upon completion of the refinancing, CPV Shore received $80 million from its equity holders, with CPV Group contributing approximately $71 million.

2.	Debentures

A.	Series B Debentures

During Q3 2025, OPC announced that its board of directors approved a partial early redemption of approximately NIS 256 million (approximately $75 million) par value of its Series B Bonds of approximately NIS 48 million (approximately $14 million). The amount redeemed for the partial early repayment, including linkage is approximately NIS 302 million ($91 million).

B.	Series D Debentures

In January 2024, OPC issued Series D Debentures with a par value of approximately NIS 200 million (approximately $55 million) (hereinafter – “Series D Debentures”), with the proceeds of the issuance to be used for the OPC’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Series D Debentures will be repaid in unequal semi-annual payments (on March 25, and September 25 of each of the years), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest.

In November 2025, OPC announced that it is offering NIS 460 million (approximately $140 million) of Series D Bonds.

Note 15 – Trade and Other Payables

	As at December 31,
	2025	2024
	$ Thousands

Trade Payables	126,781	58,293
Accrued expenses and other payables	4,610	5,673
Government institutions	13,728	4,945
Employees and payroll institutions	18,119	17,354
Interest payable	7,346	5,362
Others	74,473	2,364
	245,057	93,991

Included in “Others” is $69 million relating to an allocation of 6.5% profit participation rights to select employees and managers as part of a long-term compensation plan of CPV Group. The entire plan vested in January 2026 (at the end of five years from CPV Group’s acquisition date), and approximately $70 million is expected to be paid to the CPV Group’s employees and executives at the end of the first quarter of 2026.

Note 16 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses

A)	The Group leases the following items:

i)	Land

In Israel, the leases are typically entered into with government institutions for the construction and operation of OPC Power Plants’s power plants. They typically run for a period of more than 20 years, with an option for renewal. In the United States, the leases are typically entered into with private companies or individuals for the development, construction and operation of the CPV Group’s power plants.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 17.

iii)	Offices

The leases range from 3 to 9 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

Note 16 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

B)	Right-of-use assets

	As at December 31, 2025
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	45,195	(2,299)	5,885	48,781
PRMS facility	13,208	(1,262)	1,228	13,174
Offices	8,480	(2,135)	613	6,958
Long-term deferred expenses	108,574	(1,571)	24,611	131,614
	175,457	(7,267)	32,337	200,527

	As at December 31, 2024
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	91,493	(3,572)	(42,726)	45,195
PRMS facility	14,534	(1,229)	(97)	13,208
Offices	10,950	(2,327)	(143)	8,480
Long-term deferred expenses	57,538	(1,466)	52,502	108,574
	174,515	(8,594)	9,536	175,457

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2025	2024
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	594	872

Total cash outflow for leases	3,837	2,968

D)	Land lease agreements

i)	Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 8.5 hectares for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfilment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. Tzomet Netiv Limited Partnership (“Joint Company’) own the rights in the Land, and the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

Note 16 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. In January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 MW was NIS 200 million (approximately $62 million) (the “Final Assessment”). In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by 25% of said difference.

In January 2023, a decision was made regarding the initial appeal, whereby the amount of the Final Assessment was reduced to NIS 154 million (approximately $44 million), excluding VAT. In May 2023, OPC Tzomet filed an appeal on the said decision and in October 2024, OPC Tzomet withdrew its appeal on the decision. Accordingly, OPC Tzomet has paid ILA subsequent to the report date and has been refunded the guarantee of approximately $16 million (approximately NIS 58 million) it had paid to ILA.

ii)	Ramat Beka renewable energy project

On May 10, 2023, OPC (through OPC Power Plants Ltd.) won the tender issued by Israel Lands Administration (hereinafter - “ILA”) for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approximately 227 hectares. The bid submitted by OPC for all three compounds, in aggregate, was approximately NIS 484 million (approximately $133 million).

On July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the project amounting to approximately $8 million (approximately NIS 29 million). OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands included in the purchase tax assessments and intends to file an objection against the purchase tax assessment.

On June 30, 2024, OPC has also won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to two compounds with an aggregate area of approximately 161.7 hectares (hereinafter - the “Two Compounds”), which are adjacent to the compounds in respect of which OPC won the previous tender. OPC’s bids in this tender were approximately $236 million  (NIS 890 million), in the aggregate, for the Two Compounds. In September 2024, a further amount was paid of $49 million (NIS 178 million), which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents.

In December 2024, OPC Power Plants signed a binding agreement to supply solar panels for the Ramat Beka project with a global supplier (hereinafter – the “Panel Supplier”), to purchase solar panels with a capacity of up to 500 MW and at a total estimated cost of NIS 185 million ($50 million).

In February 2026, OPC Ramat Beka signed an EPC agreement for the construction of two substations totaling about 970 MW to connect its project to the grid, with a contract value of NIS 310 million ($100 million). The agreement contains standard terms, including collateral, payment, scheduling, warranties, and liability limits. Either party may terminate under specified conditions related to the notice to proceed and payments. Construction depends on financial closing, permits, regulatory approvals, and other requirements, and there is no guarantee these will be completed as of the report date.

Note 17 – Contingent Liabilities and Commitments

A.          Contingent Liabilities

1.	OPC Rotem Power Purchase Agreement

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of default of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers.

IEC raised contentions regarding past accountings in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by the System Operator, and collection differences due to non-transfer of meter data in the years 2013 through 2015. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC Rotem during performance of tests. OPC Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties.

In March 2022, OPC Rotem and the IEC signed a settlement agreement regarding past accounting in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by Noga, and collection differences due to non-transfer of meter data between 2013 and 2015. As part of the settlement, OPC Rotem paid a total of approximately $2 million (approximately NIS 5.5 million) to the IEC. Subsequent to this, the System Operator contacted OPC Rotem with a claim that OPC Rotem had transmitted excess energy without coordinating the transmission with the System Operator, to which OPC Rotem disputes the claim.

As of December 31, 2025, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2025. Therefore, no provision was included in the financial statements.

2.	Agreement for the sale of surplus electricity in OPC Rotem

On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount set from the general energy demand management rate (DSM Tariff) (hereinafter - the “Contractual Discount”); in relation to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

Note 17 – Contingent Liabilities and Commitments (Cont’d)

3.	Construction agreements

a.	OPC Hadera

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about approximately $185 million (approximately NIS 639 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”).

IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities. In addition, as part of an addendum to OPC Hadera’s construction agreement which was signed in October 2018, the parties agreed to waiver of past claims up to the signing date of the addendum.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance. The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate of $36 million.

According to the Construction Agreement, OPC Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor. In 2022, OPC Hadera deducted a total of $14 million from amounts payable to the construction contractor in respect of the final milestones.

In December 2023, Hadera and the Construction Contractor signed a settlement agreement, according to which, among other things, in exchange for the withdrawal from, and full and final settlement of, the parties' claims in connection with the disputes between Hadera and the Construction Contractor that are the subject of the arbitration proceeding, the Contractor will pay Hadera compensation in the amount of approx. NIS 74 million (approximately  $21 million) (hereinafter - the "Compensation Amount"). It is clarified that the Compensation Amount includes the amounts offset by Hadera for the Construction Contractor totaling approximately $14 million, as mentioned above, such that the net balance of the Compensation Amount is approximately NIS 25 million (approximately $7 million). In addition, following the payment of the remaining Compensation Amount, the contractor's guarantees were released in accordance with the terms and conditions stipulated in the settlement agreement, and the Construction Contractor is entitled to a final acceptance certificate of the power plant under the construction agreement. Upon the signing of the settlement agreement, the arbitration proceeding between the parties also concluded.

As a result of the signing of the settlement agreement with the Construction Contractor, in 2023, OPC Hadera recognized in its statement of income approximately NIS 41 million (approximately $11 million) income before tax and the remaining of approximately NIS 33 million (approximately $9 million) against property, plant and equipment.

In July 2024, OPC Hadera received a lump sum of NIS 18 million ($5 million) from its insurers in connection with loss of income prior to the commercial operation date of the Hadera Power Plant. In 2024, the Group recognized revenues in respect of the said amount under the ‘compensation for loss of income’ line item.

Note 17 – Contingent Liabilities and Commitments (Cont’d)

b.	OPC Sorek 2

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility”) with a generation capacity of about 87 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

OPC Sorek 2’s share of the amount payable to the construction contractor is estimated at approximately $42 million. The construction agreement includes provisions of capped agreed compensation in respect of delays, non-compliance with execution and availability requirements. The agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

As a result of the outbreak of the War, Construction Contractor served OPC Sorek 2 with a force majeure notice and OPC Sorek 2 served on its behalf a force majeure notice to IDE. As detailed in Note 2, it is not possible to assess the effect of the War on OPC and its results of operations, in the short and medium term.

4.	Agreements for the acquisition of natural gas

a.	OPC Rotem and OPC Hadera

OPC Rotem and OPC Hadera has an agreement with Tamar Group in connection to the supply of natural gas to the power plants. Both OPC Rotem and OPC Hadera undertook to continue to consume all the gas required for its power plants from Tamar Group (including quantities exceeding the minimum quantities) up to the completion date of the commissioning of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir.

In December 2017, OPC Rotem, OPC Hadera, Israel Chemicals Ltd. and Bazan Ltd., engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas. In 2020, Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

Due to the delay in supply of the gas from the Karish Reservoir, OPC Rotem and OPC Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at present gas prices, which is higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean, and in turn, a delay in supply of the gas from the Karish Reservoir, will have an unfavorable impact on OPC’s profits. In the agreements with Energean, compensation for delays had been provided, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” is lower. It is noted that the damages that will be caused to OPC stemming from a delay could exceed the amount of the said compensation.

In 2021, OPC Rotem and OPC Hadera received reduced compensation of approximately $3 million (approximately NIS 9 million) and approximately $2 million (approximately NIS 7 million), respectively.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas supplied by OPC Rotem and OPC Hadera.

Note 17 – Contingent Liabilities and Commitments (Cont’d)

Energean issued OPC Hadera with a notice regarding the completion of the commissioning in relation to the OPC Hadera agreement and OPC Rotem agreement on February 28, 2023 and March 25, 2023 respectively. On March 26, 2023, Energean issued OPC Rotem with a notice in relation to commencement of commercial operation.

OPC Rotem and OPC Hadera recognized contractual financial amount in respect of a netting arrangement by bringing forward of the reduction notice. The total amount of NIS 18 million (approximately $5 million) was offset from cost of goods sold.

5.	Other contingent liabilities

a.	Bazan electricity purchase claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Bazan. The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between Bazan and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of Bazan shareholders on the relevant dates. The respondents to the request include Bazan, OPC Rotem, the Israel Corporation Ltd. and the members of Bazan's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied. Negotiations are being held for entering into a compromise agreement that will settle a lawsuit against Rotem and others, which was filed in July 2022.

In February 2023 the court handed down a judgment that approved the settlement agreement and OPC Rotem paid NIS 2 million (approximately $523 thousand), representing its share as set out in the settlement agreement.

b.	Oil Refineries Ltd. (now known as “Bazan”) gas purchase claim

In January 2018, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim by a shareholder of Bazan against former and current directors of Bazan, Israel Chemicals Ltd., OPC Rotem, OPC Hadera and IC (collectively the "Group Companies"), over: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners, (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”) and (3) transaction for sale of surplus gas to Bazan.

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which summations were submitted in November 2022. In November 2023, the Court dismissed the entire motion.

c.	Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into an investment agreement with a tax equity partner totaling approximately $82 million in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (“ITC”) at a higher rate of 40%, and participation in the distributable free cash flow from the project. In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes.

In December 2023, the terms and conditions for the commercial operation of the project were fully met in accordance with the tax equity investment agreement in the project, and the tax equity partner completed its entire investment in the project.

Note 17 – Contingent Liabilities and Commitments (Cont’d)

Immediately prior to the completion of the advancement of the tax equity partner’s investment, CPV Group and a third party entered into an agreement for the sale of the ITC grant in consideration for approximately $75 million, which constitutes approximately 95% of its nominal value. In 2024, CPV Group received consideration in respect of the sale of the ITC grant amounting to approximately $75 million (approximately NIS 278 million) and transferred the sale consideration to the tax equity partner. Accordingly, the said sale amount was derecognized from “Other current assets” and from “Trade and other payables”.

B.	Commitments

a.	OPC Power Plants

OPC entered into long-term service maintenance contracts for its operating power plants. The number of maintenance hours and price are specified in the agreements.

OPC entered into long-term infrastructure contracts with Israel National Gas Lines Ltd. (“INGL”) for use of PRMS at its operating power plants. The price is specified in the agreements.

OPC entered into long-term PPAs with its customers (of which some included construction of generation facilities) for sale of electricity and gas. The supply quantity, period and pricing are specified in the agreements. OPC has also entered into long-term PPAs with its suppliers for purchase of electricity and gas. The minimum purchase quantity, period and pricing are specified in the agreements.

OPC entered into long-term construction agreements for constructing its power plants. The price, technical and engineering specifications, and work milestones are specified in the agreements.

b.	CPV Group

In June 2023, CPV Group entered into an Engineering, Procurement and Construction ("EPC”) agreement with a construction contractor in respect of the Backbone project. As of the approval date of the financial statements, the total consideration in the EPC agreement was set at a fixed amount of NIS 650 million (approximately $175 million), which will be paid in accordance with the milestones set in the EPC agreement.

In October 2025, Basin Ranch project reached financial closure and initiated two main contracts: an EPC Agreement for construction services and an Equipment Purchase Agreement for acquiring power generation equipment with H Class technology. The EPC contract includes standard industry terms, such as deadlines, warranties, performance requirements, and liability limits. Equipment is supplied by a partner affiliate and payments for both agreements follow milestone schedules. The total projected cost is about $1.4 billion, subject to changes from customs tariffs.

CPV Shore receives natural gas via pipelines connected to Transcontinental Gas Pipeline Company (Transco) and Texas Eastern Transmission LP (Tetco). Transco provides connection and firm transmission service through a lateral pipeline under a 15-year agreement (ending April 2030), with two possible ten-year extensions, for $6 million annually. Tetco supplies similar services through another lateral pipeline under a 20-year contract (until September 2041), renewable yearly thereafter, at approximately $10 million per year.

Note 18 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2025	2024
Authorised and in issue at January, 1	52,396	52,766
Share repurchased and cancelled	(301)	(381)
Issued for share plan	8	11
Authorised and in issue at December, 31	52,103	52,396

All shares rank equally with regard to the Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

In 2025, 8,157 (2024: 10,826) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $32.24 (2024: $24.36) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted FRS).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (i.e. the portion that is offset by the change in the cash flow hedge reserve).

D.	Dividends

In 2023, Kenon’s board of directors approved a cash dividend of $2.79 per share (an aggregate amount of approximately $150 million), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, paid on April 19, 2023.

In 2024, Kenon’s board of directors approved a cash dividend of $3.80 per share (an aggregate amount of approximately $200 million), payable to Kenon’s shareholders of record as of the close of trading on April 8, 2024, for payment on April 15, 2024.

In 2025, Kenon’s board of directors approved a cash dividend of $4.80 per share (an aggregate amount of approximately $250 million), payable to Kenon’s shareholders of record as of the close of trading on April 14, 2025, for payment on April 21, 2025.

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2025, 2024 and 2023, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2025 is $263 thousand (2024: $263 thousand, 2023: $229 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $269 thousand as general and administrative expenses in 2025 (2024: $280 thousand, 2023: $296 thousand).

Note 18 – Share Capital and Reserves (Cont’d)

F.	Share repurchase plan

In 2025, the Company repurchased approximately 301 thousand (2024: 381 thousand) of its own shares out of accumulated profit for approximately $10 million (2024: $11 million) under the ongoing share repurchase plan. These shares were cancelled during the year ended December 31, 2025.

Note 19 – Revenue

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	657,558	603,261	593,941
Revenue from sale of electricity in US	136,077	52,784	36,959
Revenue from sale of steam in Israel	16,506	15,395	16,006
Revenue from provision of services and other revenue in US	61,234	73,563	36,007
Other revenue in Israel	554	6,301	8,883
	871,929	751,304	691,796

Note 20 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands
Fuels	172,089	174,510	178,663
Electricity and infrastructure services	172,142	120,236	130,199
Salaries and related expenses	12,604	12,407	10,033
Generation and operating expenses and outsourcing	114,914	119,132	82,166
Insurance	15,156	14,568	11,040
Cost in respect of sale of renewable energy	126,314	16,171	13,455
Cost in respect of provision of services revenue and other costs	44,616	60,022	27,683
Others	-	4,831	41,073
	657,835	521,877	494,312

Note 21 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands
Payroll and related expenses (1)	32,546	32,637	26,877
Depreciation and amortization	5,143	4,503	4,212
Professional fees	12,785	17,485	18,190
Business development expenses	4,004	12,174	15,607
Office maintenance	9,383	7,301	6,524
Other expenses	56,520	21,849	13,305
	120,381	95,949	84,715

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2025, the CPV Group recorded expenses in the amount of approximately $42 million (2024: approximately $5 million).

Note 22 – Financing Expenses, Net

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands

Interest income from bank deposits	46,205	32,024	36,754
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	-	6
Net change in exchange rates	-	10,563	700
Net change in fair value of derivative financial instruments	30	1,187	-
Net change in the fair value of financial assets held for trade and available for sale	350	-	422
Other income	2,761	3,160	1,479
Financing income	49,346	46,934	39,361

Interest expenses to banks and others	(70,026)	(85,661)	(52,306)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	-	(1,563)
Impairment loss on debt securities at FVOCI	(82)	(1,419)	(642)
Net change in exchange rates	(11,603)
Net change in fair value of derivative financial instruments	-	(8,608)	-
Early repayment fee	-	(13,192)	-
Other expenses	(5,074)	(6,367)	(11,822)
Financing expenses	(86,785)	(115,247)	(66,333)
Net financing expenses	(37,439)	(68,313)	(26,972)

Note 23 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands
Current taxes on income
In respect of current year	7,971	18,321	11,049
Deferred tax expense
Creation and reversal of temporary differences	20,273	22,231	14,150
Total tax expense on income	28,244	40,552	25,199

No previously unrecognized tax benefits were used in 2025, 2024 or 2023 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2025	2024	2023
	$ Thousands
Profit from continuing operations before income taxes	176,508	93,324	81,157
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	30,006	15,865	13,797

Increase/(decrease) in tax in respect of:
Different tax rate applicable to subsidiaries operating overseas	9,551	5,551	4,371
Income subject to tax at a different tax rate	-	-	178
Non-deductible expenses	4,818	3,842	2,144
Exempt income	(5,324)	(4,523)	(4,949)
Taxes in respect of prior years	(266)	346	522
Tax in respect of foreign dividend	-	3,488	6,665
Tax in respect of gain on loss in control in the CPV Renewable	(639)	10,909	-
Share of non-controlling interests in entities transparent for tax purposes	(5,351)	(6,036)	-
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	(4,591)	5,444	608
Other differences	40	5,666	1,863
Tax expense on income included in the statement of profit and loss	28,244	40,552	25,199

Note 23 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2024	(157,499)	120,778	(1,350)	(82,657)	(120,728)
Changes recorded on the statement of profit and loss	(33,677)	30,570	175	(19,299)	(22,231)
Changes recorded in other comprehensive income	-	-	973	(2,963)	(1,990)
Changes recorded from business combinations	12,067	-	194	(12,778)	(517)
Translation differences	3,189	82	(3)	(2,783)	485
Balance of deferred tax (liability)/asset as at December 31, 2024	(175,920)	151,430	(11)	(120,480)	(144,981)
Changes recorded on the statement of profit and loss	(4,479)	20,956	27	(36,777)	(20,273)
Changes recorded in other comprehensive income	-	-	1	31,442	31,443
Changes recorded from business combinations	-	-	-	-	-
Translation differences	(25,020)	6,280	2	(96)	(18,834)
Balance of deferred tax (liability)/asset as at December 31, 2025	(205,419)	178,666	19	(125,911)	(152,645)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2025	2024
	$ Thousands
As part of non-current assets	9,925	2,733
As part of non-current liabilities	(162,570)	(147,714)
	(152,645)	(144,981)

Income tax rate in Israel is 23% for the years ended December 31, 2025, 2024 and 2023. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 2.5% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%.

Note 23 – Income Taxes (Cont’d)

2.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2025	2024
	$ Thousands
Losses for tax purposes	74,000	40,080

In Israel, as of December 31, 2025, the Group has tax loss carryforwards of approximately NIS 620 million (approximately $200 million).

In the United States, as of December 31, 2025, the Group has tax loss carryforwards of approximately $525 million at the federal level. Out of these losses, no deferred tax assets were recognized in respect of $89 million which are subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2032-2037.

2.	Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the Inland Revenue Authority of Singapore is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company are generally not taxable. Prior to Budget 2025, to qualify for the tax treatment, the divesting company must have held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months immediately prior to the date of share disposal. With effect from 1 January 2026, the divesting company must still hold at least 20% of the ordinary shares and/or qualifying preference shares in the investee company for a continuous period of at least 24 months immediately prior to the date of share disposal but the assessment of the 20% shareholding can be applied on a group basis.

Note 24 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2025	2024	2023
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	66,274	597,673	(235,978)

B.	Number of ordinary shares

	For the year ended December 31
	2025	2024	2023
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	52,145	52,713	53,360

Note 25 – Other Current Assets

	As at December 31,
	2025	2024
	$ Thousands
Prepaid expenses	14,816	11,008
Input tax receivable	12,962	10,505
Deposits in connection with projects under construction	10	749
Short-Term loan to associate	34,431	-
Others	2,909	1,496
	65,128	23,758

Note 26 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	Others	Total
	$ Thousands
2025
Revenue	674,618	197,311	-	871,929
Cost of sales (excluding depreciation and amortization)	486,917	170,918	-	657,835

Profit before taxes	82,097	74,983	19,428	176,508
Income tax expense	(24,686)	(511)	(3,047)	(28,244)
Profit for the year	57,411	74,472	16,381	148,264

Depreciation and amortization	70,363	1,892	160	72,415
Financing income	(10,968)	(12,243)	(26,135)	(49,346)
Financing expenses	36,570	49,756	459	86,785
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	349,463	-	349,463
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	(14,409)	(18,400)	-	(32,809)
Share in profit of OPC's equity-accounted investees	-	(151,599)	-	(151,599)
	81,556	218,869	(25,516)	274,909

Adjusted EBITDA	163,653	293,852	(6,088)	451,417

Segment assets	2,482,079	590,487	681,889	3,754,455
Investments in equity-accounted investees				1,625,683
				5,380,138
Segment liabilities	1,786,927	400,989	7,516	2,195,432

Note 26 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2024
Revenue	624,957	126,347	-	-	751,304
Cost of sales (excluding depreciation and amortization)	445,684	76,193	-	-	521,877

(Loss)/profit before taxes	(14,235)	103,935	-	3,624	93,324
Income tax expense	(15,067)	(21,994)	-	(3,491)	(40,552)
Profit for the year from divestment of ZIM	-	-	581,315	-	581,315
(Loss)/profit for the year	(29,302)	81,941	581,315	133	634,087

Depreciation and amortization	69,752	23,520	-	165	93,437
Financing income	(17,391)	(6,000)	-	(23,543)	(46,934)
Financing expenses	75,908	29,007	-	10,332	115,247
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	165,930	-	-	165,930
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	(54,251)	-	-	(54,251)
Share in profit of OPC's equity-accounted investees	-	(44,825)	-	-	(44,825)
	128,269	113,381	-	(13,046)	228,604

Adjusted EBITDA	114,034	217,316	-	(9,422)	321,928

Segment assets	1,584,638	265,516	-	904,462	2,754,616
Investments in equity-accounted investees	-	1,458,625	-	-	1,458,625
					4,213,241
Segment liabilities	1,349,914	198,102	-	5,684	1,553,700

Note 26 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2023
Revenue	618,830	72,966	-	-	691,796
Cost of sales (excluding depreciation and amortization)	453,167	41,145	-	-	494,312

Profit before taxes	48,750	16,515	-	15,892	81,157
Income tax expense	(14,174)	(4,136)	-	(6,889)	(25,199)
Loss for the year from divestment of ZIM	-	-	(266,906)	-	(266,906)
Profit/(loss) from continuing operations	34,576	12,379	(266,906)	9,003	(210,948)

Depreciation and amortization	65,659	25,056	-	224	90,939
Financing income	(6,038)	(5,641)	-	(27,682)	(39,361)
Financing expenses	48,182	16,790	-	1,361	66,333
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	156,636	-	-	156,636
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	4,878	-	-	4,878
Share of changes in fair value of derivative financial instruments	-	(2,168)	-	-	(2,168)
Share in profit of OPC's equity-accounted investees	-	(65,566)		-	(65,566)
	107,803	129,985	-	(26,097)	211,691

Adjusted EBITDA	156,553	146,500	-	(10,205)	292,848

Segment assets	1,673,149	1,102,939	-	629,196	3,405,284
Investments in equity-accounted investees	-	703,156	-	-	703,156
					4,108,440
Segment liabilities	1,423,624	609,958	-	4,634	2,038,216

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2025			2024			2023
Customer	Total revenues		Percentage of revenues of the Group	Total revenues		Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	114,195		13.10%	99,978		13.31%	99,945	14.45%
Customer 2	90,100		10.33%	99,470		13.24%	79,000	11.42%
Customer 3	-	*	- *	-	*	- *	71,013	10.27%

* Represents an amount less than 10% of the revenues.

Note 26 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2025	2024	2023
	$ Thousands
Israel	674,618	624,957	618,830
United States	197,311	126,347	72,966
Total revenue	871,929	751,304	691,796

The Group’s non-current assets* based on geographic location:

	As at December 31,
	2025	2024
	$ Thousands
Israel	1,450,050	1,224,031
United States	5,832	3,983
Others	20	12
Total non-current assets	1,455,902	1,228,026

* Composed of property, plant and equipment and intangible assets.

Seasonality

OPC’s activity and results in Israel are based on the load and time tariff (hereinafter - the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is divided into 3 seasons, as follows: Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). For each season a different tariff is set.

OPC’s activity in the US (through the CPV Group) from generation of electricity are seasonal and are impacted by variable demand, gas and electricity prices, as well as the weather. In general, with respect to power plants running on natural gas, there is higher profitability in periods of the year where the temperatures are the highest or lowest, which are usually in summer and in winter, respectively. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

Note 27 – Related-party Information

A.	Identity of related parties:

The Group’s related parties include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V. A discretionary trust, in which Mr. Idan Ofer is the ultimate beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other. Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered key management personnel of the Company.

Note 27 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2025	2024
	$ Thousands
Short-term benefits	2,307	2,274
Share-based payments	269	280
	2,576	2,554

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2025	2024	2023
	$ Thousands
Sale of electricity and revenues from provision of services	61,388	36,028	31,694
Cost of sales	(7,419)	(13)	(2,620)
Dividend received from associates,net	-	129,853	154,672
Other expenses, net	20,319	565	479
Financing (income)/expenses, net	(5,879)	(1,295)	(4,130)

D.	Balances with related parties (including associates):

	As at December 31,
	2025	2024
	Other related parties *
	$ Thousands
Cash and cash equivalent	135,795	126,873
Trade receivables and other receivables	88,031	37,361
Loans and other payables	(60,746)	(53,844)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 10.

Note 28 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of year end was:

	As at December 31,
	2025	2024
	$ Thousands
	Carrying amount
Cash and cash equivalents	1,478,339	1,015,851
Short-term and long-term deposits and restricted cash	163,650	16,444
Trade receivables and other assets	212,604	115,918
Short-term and long-term derivative instruments	12,968	27,423
Other investments	107,313	142,619
	1,974,874	1,318,255

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed expected credit losses on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as of year end, by geographic region was as follows:

	As at December 31,
	2025	2024
	$ Thousands
Israel	96,005	65,526
United States	40,965	14,877
	136,970	80,403

Note 28 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2025	2024
	$ Thousands
Not past due nor impaired	136,970	80,403

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the movement of ECL on other investments as of December 31, 2025:

	ECL on other investments
	2025	2024	2023
	$ Thousands
Balance as at 1 January	338	1,374	732
Impairment (reversal)/loss on debt securities at FVOCI	(233)	(1,036)	642
Balance as at 31 December	105	338	1,374

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2025
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	126,781	126,781	126,781	-	-	-
Other current liabilities	8,876	8,876	8,876	-	-	-
Lease liabilities including interest payable *	10,223	14,691	2,852	7,290	1,444	3,105
Debentures (including interest payable) *	592,329	686,215	97,134	94,816	314,064	180,201
Loans from banks and others including interest *	1,184,096	1,486,109	91,079	99,499	582,952	712,579

	1,922,305	2,322,672	326,722	201,605	898,460	895,885

*	Includes current portion of long-term liabilities.

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2024
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	58,293	58,293	58,293	-	-	-
Other current liabilities	7,424	7,641	7,641	-	-	-
Lease liabilities including interest payable *	12,958	16,074	4,303	2,756	6,090	2,925
Debentures (including interest payable) *	518,612	580,109	73,158	83,604	308,163	115,184
Loans from banks and others including interest *	753,786	1,015,619	62,217	61,186	328,939	563,277

	1,351,073	1,677,736	205,612	147,546	643,192	681,386

*	Includes current portion of long-term liabilities.

D.          Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)          CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (“NIS”).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 28 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non-hedging derivative financial instruments in 2025. Relevant information for 2025 is as follows:

As at December 31, 2025
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
$ Thousands
Forward contracts on exchange rates	Dollar	NIS	-	-	-	-

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands
Forward contracts on exchange rates	Dollar	NIS	1,097	3,950	2025	47

The Group’s exposure to foreign currency risk in respect of hedging derivative financial instruments is as follows:

	As at December 31, 2025
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	99,271	313,958	2026	576

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	192	691	2025	7

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2025
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	78,380	12,968

	As at December 31, 2024
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	74,577	11,931

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2025
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	562,373	-	987
Short-term deposits and restricted cash	12,571	-
Trade receivables	93,892	-	74
Other current assets	1,165	-	66
Total financial assets	670,001	-	1,127

Trade payables	84,666	-	2,116
Other current liabilities	523	3,745	131
Loans from banks and others and debentures	1,200,809	284,297	-
Total financial liabilities	1,285,998	288,042	2,247

Total non-derivative financial instruments, net	(615,997)	(288,042)	(1,120)
Derivative instruments	-	12,968	-
Net exposure	(615,997)	(275,074)	(1,120)

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2024
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	63,984	-	884
Short-term deposits and restricted cash	16,444	-	-
Trade receivables	63,561	-	-
Other current assets	1,208	-	60
Total financial assets	145,197	-	944

Trade payables	24,910	-	131
Other current liabilities	3,648	3,979	218
Loans from banks and others and debentures	780,684	367,524	-
Total financial liabilities	809,242	371,503	349

Total non-derivative financial instruments, net	(664,045)	(371,503)	595
Derivative instruments	-	11,931	-
Net exposure	(664,045)	(359,572)	595

c. Sensitivity analysis

A strengthening of the dollar exchange rate by 5% – 10% against the following currencies and change of the CPI in rate of 1% – 2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2025
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	20,475	10,239	(10,239)	(20,475)

	As at December 31, 2025
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(3,862)	(1,931)	1,931	3,862

	As at December 31, 2024
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	6,261	3,130	(3,130)	(6,261)

	As at December 31, 2024
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(5,578)	(2,789)	2,789	5,578

Note 28 – Financial Instruments (Cont’d)

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates. The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2025	2024
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	107,313	142,619
Financial liabilities	(283,100)	(365,704)
	(175,787)	(223,085)

Variable rate instruments
Financial assets	316	57,448
Financial liabilities	(873,610)	(450,980)
	(873,294)	(393,532)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as of the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have (decreased)/increased profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2025
	increase	decrease
	$ Thousands
Variable rate instruments	(8,733)	8,733

	As at December 31, 2024
	increase	decrease
	$ Thousands
Variable rate instruments	(3,935)	3,935

Note 28 – Financial Instruments (Cont’d)

A change of 1% – 2% in the SOFR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2025
	2% decrease	1% decrease	1% increase	2% increase
	$ Thousands

Long-term loans and debentures (SOFR)	33,034	16,517	(16,517)	(33,034)
Interest rate swaps (SOFR)	4,294	2,147	(2,147)	(4,294)

The Group has no exposure to SOFR interest rate risk for derivative financial instruments used for hedging as of December 31, 2025.

Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2025
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	592,329	590,828
Long-term loans from banks and others (excluding interest)	1,046,206	1,060,126
Loans from non-controlling interests	137,890	140,265

	As at December 31, 2024
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	518,612	494,868
Long-term loans from banks and others (excluding interest)	612,482	613,488
Loans from non-controlling interests	141,304	139,197

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 28 – Financial Instruments (Cont’d)

(2)          Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

Other investments are measured at fair value through other comprehensive income (Level 1).

Derivative instruments, other than instruments as detailed below, are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments.

Level 3 financial instrument measured at fair value

In 2024, Kenon entered into a cash settled capped call transaction with respect to 5 million ZIM shares with a settlement date in June 2026.

As of December 31, 2025, the fair value of the capped call transaction amounted to $15 million (December 31, 2024: $15 million. See Note 29 for the settlement of the capped call transaction.

The collar transaction and capped call transaction are recognized as derivative instruments measured at fair value through profit or loss.

As of December 31, 2025, the fair value of long-term investment (Qoros) remains at $nil (2024: $nil).

(3)          Data and measurement of the fair value of financial instruments at Level 2 and 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Note 28 – Financial Instruments (Cont’d)

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Level 3

The fair value of the capped call transaction was based on the Black-Scholes model using the following variables:

•	The underlying asset value was based on the share price of ZIM as of the valuation date.

•	The exercise price of the option was based on the strike price as set out in the capped call agreement.

•	The expected exercise date was based on the terms of the capped call agreement.

•	The risk-free interest rate was based on US treasury bonds with time to maturity equals to the maturity of each component.

•	The expected volatility was based on the historical volatility of ZIM for a period equals to the maturity of each component of the option.

As of December 31, 2025 and 2024, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros and the put option. For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2025 and 2024.

The following table shows the valuation techniques used in measuring Level 3 fair values as of December 31, 2025 and 2024, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.

Note 29 – Subsequent Events

1.	Kenon

Dividend

In 2026, Kenon’s board of directors approved a cash dividend of $3.85 per share (an aggregate amount of approximately $200 million), payable to Kenon’s shareholders of record as of the close of trading in April 2026.

ZIM Capped Call Transaction

In Q1 2026, the cash settled capped call transaction has been settled for approximately $34 million.

Note 29 – Subsequent Events

2.	OPC

Acquisition of interests in CPV Maryland and disposal of investment in CPV Three Rivers

In February 2026, CPV Group entered into an acquisition agreement with a partner holding 25% of the remaining ownership interests in CPV Maryland. In accordance with the agreement, in consideration for the partner's ownership interests in CPV Maryland, CPV Group will transfer to the partner its ownership interests of 10% in the CPV Three Rivers and a cash amount, which is immaterial to the Group. The completion of the transaction is subject to generally accepted conditions precedent, including obtaining regulatory approvals.

Upon completion of the transaction, CPV Group will hold the entire ownership interests in CPV Maryland and at the same time will cease to have any interest in CPV Three Rivers. As from that date, CPV Maryland will be consolidated into the Group’s Financial Statements. As of the date of the approval of the report, the Group is assessing the transaction’s accounting treatment.

OPC Private Placement

During Q1 2026, OPC announced a private placement of 8 million ordinary shares to institutional investors in Israel for gross proceeds of NIS 800 million (approximately $257 million). Following the completion of the private placement, Kenon is expected to register a decrease in equity interest in OPC to approximately 46% of OPC.

Kenon Holdings Ltd. and subsidiaries
Statement of Financial Position as of December 31, 2025 and 2024

Statement of financial position of the Company

		2025	2024
	Note	$’000	$’000
Non-current assets
Investment in subsidiaries	32	762,095	693,749
Other non-current assets		21	12
Right-of-use asset, net		988	752
Long-term derivative instrument, net	28	-	15,492
		763,104	710,005
Current assets
Prepayments and other receivables	33	4,169	3,173
Current derivative instrument, net	28	15,410	-
Other investments	7	107,313	142,619
Cash and cash equivalents		564,125	751,134
Total current assets		691,017	896,926

Total assets		1,454,121	1,606,931

Equity
Share capital	18	50,134	50,134
Capital reserve		24,036	20,071
Accumulated profit		1,366,162	1,525,477
Total equity		1,440,332	1,595,682

Non-current liability
Long-term lease liability, representing		897	652
Non-Current Tax Expense Provision		3,020	-
Total non-current liability		3,917	652

Current liabilities
Other payables	34	6,366	6,555
Accruals		3,355	3,893
Current maturities of lease liability		151	149
Total current liabilities		9,872	10,597

Total liabilities		13,789	11,249

Total equity and liabilities		1,454,121	1,606,931

Notes to the Financial Statements

Note 30 – Basis of preparation

30.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 31 – Material accounting policies

In addition to the material accounting policies disclosed in Note 3, the accounting policies set out below have been applied consistently to the statements of financial position.

31.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

31.2	Investment in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

31.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Note 32 – Investment in subsidiaries

	2025	2024
	$’000	$’000

Investment at cost	857,689	789,343
Impairment losses	(95,594)	(95,594)
	762,095	693,749

As described in Note 1.A, in 2015 Kenon and IC entered into a Separation and Distribution Agreement. As part of the spin-off under the agreement, certain IC subsidiaries were transferred to the Company by means of issuance of shares. The cost of subsidiaries transferred was recorded in the Company’s balance sheet based on their underlying book values.

In 2025, OPC issued to the public 21,303,200 ordinary shares of NIS 0.01 par value each, of which a total of 7,923,600 ordinary shares were issued to Kenon for gross proceeds of $89 million. In December, Kenon had disposed 5,422,648 ordinary shares for a total consideration of $100 million for net gain on disposal of $83 million. Following these events, the investment in subsidiaries is $858 million (2024: $789 million) as of December 31, 2025.

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2025	2024
	$’000	$’000

At January 1	95,594	95,594
Impairment charge	-	-
At December 31	95,594	95,594

In 2021, as a result of the assessment described in Note 9, Kenon fully impaired its investment in Quantum to zero, resulting in an impairment charge of $38 million. There were no significant changes in circumstances in 2025 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

Details of the subsidiaries are as follows:

		Principal place
Name of subsidiary	Principal activities	of business	2025	2024
			%	%

I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	100
IC Power Ltd.	Investment holding	Singapore	100	100
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[2]	Generation of electricity	Israel, United States	47	55
Quantum (2007) LLC	Investment holding	United States	100	100
IC Green Energy Ltd	Investment holding	Israel	100	100
Barkeria Limited	Investment holding	Singapore	100	100

1	I.C. Power Asia Development Ltd (“ICPAD”) is currently in the process of liquidation.

2	In 2025, Kenon’s interest in OPC decreased as a result of shares issuance by OPC and partial disposal of OPC. Refer to Note 10 for further details.

Note 33 – Prepayments and other receivables

	2025	2024
	$’000	$’000

Amount due from subsidiaries, non-trade[1]	3,356	2,754
Other receivables	74	106
Prepayments	739	313
	4,169	3,173

1	These amounts are unsecured, interest free and repayable on demand.

Note 34 – Other payables

	2025	2024
	$’000	$’000

Amount due to subsidiaries, non-trade[1]	6,171	5,416
Other payables	195	1,139
	6,366	6,555

1	Mainly relates to a loan due to ICPAD that is unsecured, interest-free and repayable on demand.

Note 35 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•          credit risk
•          market risk
•          liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Note 35 – Financial instruments (Cont’d)

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalent, other receivables, deposits and other investments.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- (or equivalent) and above by independent rating agencies. Refer to Note 28 for further information on credit risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to changes in interest rates relates primarily to the Company’s cash balances placed with financial institutions. The Company has no significant exposure to interest rate risk.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are British pound (GBP), Israel shekel (NIS) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company is not exposed to significant foreign currency risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

Note 35 – Financial instruments (Cont’d)

The contractual obligations of financial liabilities as of financial year end are as follows:

	Carrying amount	Contractual cash flows	Up to 1 year	1 – 2 years	2 - 5 years	5 years and above
	$’000	$’000	$’000	$’000	$’000	$’000
At December 31, 2025
Financial liabilities
Other payables	6,366	6,366	6,366	-	-	-
Accruals	3,355	3,355	3,355	-	-	-
Lease liability including interest*	1,048	1,136	177	192	575	192
	10,769	10,857	9,898	192	575	192
At December 31, 2024
Financial liabilities
Other payables	6,555	6,555	6,555	-	-	-
Accruals	3,893	3,893	3,893	-	-	-
Lease liability including interest*	801	875	175	350	350	-
	11,249	11,323	10,623	350	350	-

* Includes current portion of long-term liability

It is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.